CARDERO RESOURCE CORP.
Form 51-102F1
Management’s Discussion and Analysis
For the year ended October 31, 2012

INTRODUCTION

This Management Discussion and Analysis (“MD&A”) for Cardero Resource Corp. (“Cardero” or the “Company”) for the year ended October 31, 2012 has been prepared by management, in accordance with the requirements of National Instrument 51-102, as of January 28, 2013, and compares its financial results for the year ended October 31, 2012 to the previous year. This MD&A provides a detailed analysis of the business of Cardero and should be read in conjunction with the Company’s audited consolidated financial statements and the accompanying notes for the years ended October 31, 2012 and 2011. The Company’s reporting currency is the Canadian dollar and all amounts in this MD&A are expressed in Canadian dollars unless otherwise noted. The Company reports its financial position, results of operations and cash-flows in accordance with International Financial Reporting Standards.

Forward-Looking Statements

This MD&A contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. These statements relate to future events or the future activities or performance of the Company. All statements, other than statements of historical fact, are forward-looking statements. Information concerning mineral resource/reserve estimates and the economic analysis thereof contained in preliminary economic analyses or prefeasibility studies also may be deemed to be forward-looking statements in that they reflect a prediction of the mineralization that would be encountered, and the results of mining that mineralization, if a mineral deposit were developed and mined. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate, plans and similar expressions, or which by their nature refer to future events. These forward looking statements include, but are not limited to, statements concerning:

  the Company’s strategies and objectives, both generally and specifically in respect of Carbon Creek Metallurgical Coal property in British Columbia (“Carbon Creek”) and the Sheini Hills Iron Ore property in Ghana (“Sheini”);

  the potential for a production decision to be made at Sheini for either or both of the ironstone ridges or fericrete/detrital deposits, the potential commencement of any development of a mine at Sheini following a production decision, the potential for any mining of or production from Sheini, the potential for any ferricrete/detrital deposits to be mined first and without any blasting or open- pit preparation, the potential for the fericrete/detrital deposits to be mined by equipment such as open bowl scrapers and for any such production carried out in this way to provide significant operational savings and the potential for any non-iron material to be easily removed during beneficiation of ferricrete/detrital mineralization;

  the anticipated timing of the completion of the feasibility study for the Carbon Creek project the potential exercise of the option to acquire the 4 coal licenses forming part of the Carbon Creek project, the potential for a production decision to be made concerning Carbon Creek, the potential commencement of any development of a mine at Carbon Creek following a production decision and the potential for any production from the Carbon Creek deposit whether by 2014 or at all;

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2012	Page 2

  he timing of decisions regarding the timing and costs of exploration programs with respect to, and the issuance of the necessary permits and authorizations required for, the Company’s ongoing exploration programs on its properties;

  the Company’s estimates of the quality and quantity of the resources and reserves at its mineral properties;

  the timing and cost of the planned future exploration programs at Sheini and Carbon Creek and the timing of the receipt of results therefrom;

  general business and economic conditions;

  the Company’s ability to meet its financial obligations as they come due, and to be able to raise the necessary funds to continue operations including, without limitation to complete a planned loan with Sprott Resource Lending Partnership; and

  the Company’s ability to negotiate acceptable option/joint venture agreements for some or all of its “non-core” properties.

Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Inherent in forward looking statements are risks and uncertainties beyond the Company’s ability to predict or control, including, but not limited to, risks related to the Company’s inability to identify one or more economic deposits on its properties, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Company may produce or plan to produce, the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks identified herein under “Risk Factors”. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future performance, and that actual results are likely to differ, and may differ materially, from those expressed or implied by forward looking statements contained in this MD&A. Such statements are based on a number of assumptions which may prove incorrect, including, but not limited to, assumptions about:

  the Company’s future cash requirements, and the ability of the Company to raise the funding necessary to carry out its planned work programs and meet its general and administrative expenses for the remainder of the fiscal year ending October 31, 2013;

  the level and volatility of the price of commodities, and iron ore and coal in particular;

  general business and economic conditions;

  the timing of the receipt of regulatory and governmental approvals, permits and authorizations necessary to implement and carry on the Company’s planned exploration programs, particularly at Sheini and Carbon Creek;

  conditions in the financial markets generally;

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2012	Page 3

  the Company’s ability to secure the necessary consulting, drilling and related services and supplies on favourable terms in connection with its ongoing and planned exploration programs;

  the Company’s ability to attract and retain key staff;

  the accuracy of the Company’s resource/reserve estimates (including with respect to size and grade) and the geological, operational and price assumptions on which these are based;

  the timing of the ability to commence and complete the planned work at Sheini and Carbon Creek;

  the anticipated terms of the consents, permits and authorizations necessary to carry out the planned exploration programs at the Company’s properties and the Company’s ability to comply with such terms on a safe and cost-effective basis;

  the ongoing relations of the Company with its underlying optionors/lessors, its joint venture partners, the applicable regulatory agencies, First Nations in British Columbia and indigenous groups in other countries;

  that the metallurgy and recovery characteristics of samples from certain of the Company’s mineral properties are reflective of the deposit as a whole;

  the Company’s ability to negotiate and enter into appropriate off-take agreements for the potential products from Carbon Creek; and

  the Company’s ability to overcome any potential difficulties in adapting pilot scale operations and testing to commercial scale operations.

In addition, in carrying out the Pre-feasibility Study with respect to Carbon Creek, as described under “Results of Operations – Material Mineral Properties – Carbon Creek Metallurgical Coal Deposit, British Columbia, Canada” a number of assumptions have been made, which are more particularly described in that section. Also, in preparing the resource estimate for Sheini, as described under “Results of Operations – Material Mineral Properties – Sheini Hills Iron Ore Project, Ghana” a number of assumptions have been made, which are more particularly described in that section.

These forward looking statements are made as of the date hereof and the Company does not intend and does not assume any obligation, to update these forward looking statements, except as required by applicable law. For the reasons set forth above, investors should not attribute undue certainty to or place undue reliance on forward-looking statements.

Caution Regarding Adjacent or Similar Mineral Properties

This MD&A contains information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine. The Company advises US investors that the mining guidelines of the US Securities and Exchange Commission (the “SEC”) set forth in the SEC’s Industry Guide 7 (“SEC Industry Guide 7”) strictly prohibit information of this type in documents filed with the SEC. Because the Company meets the definition of a “foreign private issuer” under applicable SEC rules and is preparing this MD&A pursuant to Canadian disclosure requirements under the Canada-U.S. Multi-Jurisdictional Disclosure System, this MD&A is not subject to the requirements of SEC Industry Guide 7. Readers are cautioned that the Company has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Company's properties.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2012	Page 4

Caution Regarding Reference to Resources and Reserves

National Instrument 43-101 Standards of Disclosure of Mineral Projects ("NI 43-101") is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in or incorporated by reference in this MD&A have been prepared in accordance with NI 43-101 and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") Standards on Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 14, 2004 (the "CIM Standards") as they may be amended from time to time by the CIM and, with respect to coal, in the Geological Survey of Canada Paper 88-21 entitled "A Standardized Coal Resource/Reserve Reporting System for Canada" originally published in 1988.

The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with NI 43-101 and the CIM Standards. These definitions differ from the definitions in SEC Industry Guide 7. The SEC has taken the position that mineral reserves for a mineral property may not be designated unless: (i) competent professional engineers conduct a detailed engineering and economic study, and the "bankable" or "final" feasibility study demonstrates that a mineral deposit can be mined profitably at a commercial rate; (ii) a historic three-year average commodity price is used in any reserve or cash flow analysis used to designate reserves; and (iii) the company has demonstrated that the mineral property will receive its governmental permits, and the primary environmental document has been filed with the appropriate governmental authorities.

In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101 and the CIM Standards; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this MD&A and the documents incorporated by reference herein contain descriptions of the Company's mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Caution Regarding Historical Results

Historical results of operations and trends that may be inferred from the discussion and analysis in this MD&A may not necessarily indicate future results from operations. In particular, the current state of the global securities markets may cause significant reductions in the price of the Company’s securities and render it difficult or impossible for the Company to raise the funds necessary to continue operations. See “Risk Factors - Share Price Volatility”.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2012	Page 5

All of the Company's public disclosure filings, including its most recent management information circular, material change reports, press releases and other information, may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties.

DATE

This MD&A reflects information available as at January 28, 2013.

RESULTS OF OPERATIONS

Background

Cardero is a junior resource mineral exploration company. Its assets consist of interests in mineral properties, investments and cash. The Company funds its operations primarily through the sale of its equity securities, its investments and interests in its mineral properties. The mineral exploration business is very high risk (See “Risk Factors”).

Exploration Activities

General

Cardero is focussed on the migration from high-risk, early-stage grassroots exploration projects to more advanced stage projects, and on bulk commodities such as metallurgical coal and iron, where it can add value through identification and acquisition of advanced projects.

In keeping with bulk-commodity focus, on June 1, 2011, Cardero completed the acquisition of all of the issued securities of Coalhunter Mining Corporation, which subsequently changed its name to Cardero Coal Ltd. (“Cardero Coal”). Cardero Coal is a private British Columbia company which controls Carbon Creek and the reason for the acquisition of Coalhunter was to acquire the interest of Coalhunter in Carbon Creek. Since the time of the acquisition, the Cardero Coal has focused primarily on the further exploration and development of the Carbon Creek asset. In December, 2011, Cardero Coal exercised its option to enter into a coal lease covering approximately 2,600 hectares of freehold coal comprising a portion of Carbon Creek. At the same time, Cardero Coal also made the necessary payment to enter into a joint venture with the Carbon Creek Partnership with respect to Carbon Creek as required for the further development of Carbon Creek. Cardero Coal completed a significant exploration program during 2011, which led to the preparation of a preliminary economic assessment on a portion of Carbon Creek. A major drilling program was completed in 2012, which led to the preparation of a pre-feasibility study for Carbon Creek. Also, in June 2012, Ridley Terminals Inc. (“Ridley”) and Cardero Coal entered into an agreement for the shipment of metallurgical coal from Carbon Creek. The agreement has a 15 year term from January 1, 2014 to December 31, 2028, with provision to extend the term by three years to December 31, 2031. Contract volume is set at 500,000 tonnes per annum (“tpa”) through 2014, increasing to 900,000 tpa in 2015. The agreement is subject to Ridley receiving Federal Government approval for addition of a fourth stacker/reclaimer that will increase capacity from 24 Mtpa to 30 Mtpa. Also in 2012, Cardero Coal had its Project Description accepted by provincial and federal regulators, thereby initiating the environmental assessment process for Carbon Creek. In January, 2013, Cardero Coal entered into an agreement with the optionor of four coal licenses forming part (3,513 hectares) of Carbon Creek to extend the exercise deadline of the option for a period of up to three months. Previously, the Company was required to exercise the option on or before January 14, 2013 by paying the option holder $5M and issuing 400,000 common shares. Under the new terms, Cardero Coal has agreed to pay a non-refundable deposit of $1M on January 14, 2013, with the $4M balance and 400,000 shares due upon exercise of the option. Cardero Coal may extend the deadline for the exercise of the option for up to three months (to April 14, 2013) upon payment of an extension fee of $20,000 for each month of the extension. To date, Cardero Coal has made the $1M initial payment and the first $20,000 payment to extend the option. See “Results of Operations – Material Mineral Properties – Carbon Creek Metallurgical Coal Deposit British Columbia, Canada” for a description of the current status of Carbon Creek.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2012	Page 6

Similarly, in December 2011, Cardero Ghana Ltd. (a wholly owned subsidiary of the Company (“Cardero Ghana”)), entered into three separate joint ventures (one for each prospecting license) with Emmaland Resources Limited (“Emmaland”) to explore and, if warranted, develop, the iron ore deposit(s) under lands subject to certain prospecting licenses granted to Emmaland and covering lands located in the Zabzugu-Tatale District in the Northern Region of the Republic of Ghana and referred to as the Sheini Hills Iron Project (approximately 400 square kilometres in aggregate). Under the three joint ventures, Cardero Ghana will have the right to earn a 100% working interest in each license, subject to (a) a 10% NPI in favour of Emmaland and (b) a 10% fully carried interest, in favour of the Government of Ghana, in the portions of the license areas that become the subject of one or more mining licenses subsequently issued to Emmaland. In order to earn its interest, Cardero will fund all expenditures under the particular joint venture and make payments totalling USD 16.5 million to Emmaland. Following execution of the joint venture agreements, in mid-2012 Cardero Ghana carried out an initial exploration program in the region, which resulted in the preparation of an initial resource estimate for a portion of the joint venture area - see “Narrative Description of the Business - Material Mineral Projects – Sheini Hills Iron Project, Ghana”). Cardero Ghana is currently determining its future plans for Sheini, but elected not to make a payment of USD 500,000 due December 31, 2012 in respect of the joint venture agreement on the Sheini North prospecting license, and is in the process of negotiating an extension for such payment with Emmaland. If the payment cannot be renegotiated, and Emmaland elects to deliver a notice of default, then Cardero Ghana would be deemed to have withdrawn from the joint venture 21 days after receipt of such notice of default if it does not make the required payment prior to such time. Accordingly, since there can be no certainty that the payment schedule can be renegotiated, the Company has written off the expenditures related to the Sheini North prospecting license joint venture in the amount of $374,716. Cardero Ghana made the required payments in order to maintain the Sheini Central and Sheini South joint ventures in good standing until December 31, 2013. See “Results of Operations – Material Mineral Properties – Sheini Hills Iron Ore Project, Ghana” for the current status of Sheini.

Property	Total Costs to October 31, 2011	Total Costs to October 31, 2012	Estimated Fiscal 2013 Expenditures(1)
Minnesota Iron-Titanium Projects, USA	$3,531,966	$3,770,227	$Nil
Carbon Creek Metallurgical Coal Project, BC, Canada	$50,252,000	$73,125,077	$8,356,500
Sheini Hills Iron Project, Ghana	$3,041,310	$11,436,626	$500,000

Note:	1.

This amount represents the estimated exploration expenditures for the entire fiscal year ending October 31, 2013 and does not include property acquisition costs. Estimated expenditures are contingent upon ongoing successful results justifying further expenditures, as well as the Company raising the necessary financing to carry out its planned work, as it does not currently have the required funds to carry out the planned work.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2012	Page 7

During the year ended October 31, 2012 and to January 28, 2013, the Company was primarily focussed on Carbon Creek (including initiation of the 2012 drill program and completion of a pre-feasibility study), and the completion of the acquisition of, and initial exploration program at, Sheini, as well as its ongoing efforts to investigate and evaluate additional potential acquisitions. Cardero’s current strategy is to seek to option-out or joint venture all of its “non-core” assets and monetize its iron assets, allowing the Company to focus on Carbon Creek.

Material Mineral Properties

Carbon Creek Metallurgical Coal Deposit, British Columbia, Canada

Information in this MD&A regarding Carbon Creek is based on information provided by the technical report dated November 6, 2012, effective September 20, 2012, and entitled “Technical Report, Prefeasibility Study of the Carbon Creek Coal Property, British Columbia, Canada” (the “Carbon Creek Report”) prepared by Norwest Corporation (“Norwest”). The following is from the summary section of the Carbon Creek Report and the detailed disclosure in the Carbon Creek Report is incorporated into this MD&A by reference. Readers are encouraged to review the entire Carbon Creek Report, which is filed on SEDAR at www.sedar.com. Note – in the following summary “Cardero” refers to Cardero Coal and all references to currency are to USD.

1.1        Property Description and Location

The Carbon Creek property lies approximately 60 kilometers (km) northwest of the town of Chetwynd, BC and 40km west of the town of Hudson’s Hope. Improved forest service roads connect the property with British Columbia Highway 29 between the towns of Chetwynd and Hudson’s Hope. The CN Rail line connecting Fort St. John and Tumbler Ridge areas with Prince George passes 40km south of the property. The CN Rail line provides direct access to the ports of Vancouver and Ridley Terminals in Prince Rupert, BC. The northern end of the property is adjacent to the Williston Lake and is approximately 175km east of Mackenzie, BC by water.

1.2        Tenure and Joint Venture

The Carbon Creek property is in the Peace River Coalfield and consists of twelve Coal License Applications (and any coal licenses issued pursuant to such applications) and ten Crown Granted District Lots (CGDL), comprising a contiguous tenure parcel of 17,200 hectares (ha).

Ten of the Coal License Applications have been submitted by P. Burns Resources Ltd. (Burns) of Calgary, Alberta and, upon the issuance of any coal licenses thereunder, such licenses are to be transferred to the Carbon Creek Partnership (CCP), an Alberta partnership.

The CGDL’s, totalling approximately 2,600ha, are controlled by Peace River Partnership (PRP), an Alberta partnership. Cardero has entered into an option, and made all requisite payments, to exercise a coal lease over the coal resources on the CGDL from PRP.

A contiguous coal tenure application submitted by Alan A Johnson was processed by the province of BC and converted into four coal licenses (418174, 418175, 418176, and 418177) on June 14, 2012. Cardero has an exclusive option to purchase these licenses within four months of issuance for the sum of $5 million (M). The option exercise period can be extended up to three months provided Cardero makes a payment of $20,000 per month to Mr. Johnson. Cardero informed Mr. Johnson of their intent to exercise the extension option on October 10, 2012 and has made the initial $20,000 payment.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2012	Page 8

Cardero has entered into a joint venture agreement with CCP, in which Cardero will have a 75% net proceeds interest and CCP will have a 25% net proceeds interest. Pursuant to the joint venture agreement, each joint venture partner is contributing its resource in the Carbon Creek deposit. The joint venture, known as the Carbon Creek Joint Venture, will control and operate the Carbon Creek property described above. The joint venture agreement provides that the CCP interest is a carried net profit interest which requires Cardero to fund the exploration, development, construction and operation of the mine. However, CCP will not receive any of its share of the proceeds until Cardero has recovered 100% of its investment including all development monies, exploration expenditures, and capital expenditures as well as the cost of the Johnson coal licences. Following Cardero recovering its investment, CCP is entitled to 25% of the net proceeds of the Carbon Creek Joint Venture. Cardero is the manager of the Carbon Creek Joint Venture.

Cardero Resource Corp. completed the acquisition of the balance of the outstanding shares of Cardero through a plan of arrangement that was completed on June 1, 2011.

1.3        Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Carbon Creek property is accessible by improved forest service roads that connect with British Columbia Highway 29 between the towns of Chetwynd and Hudson’s Hope.

The nearest towns to the property are Chetwynd (population 2,500) located 60km southeast of the property and Hudson’s Hope (population 1,200) located 40km east of the property. The nearest city is Fort St. John (population 18,300) located 110km east of property and is connected to the towns of Chetwynd and Hudson’s Hope by Highway 29. The CN Rail line connecting Fort St John and Tumbler Ridge areas with Prince George passes 40km south of the property. The CN Rail line provides direct access to the ports of Vancouver and Ridley Terminals in Prince Rupert, BC.

The area has a continental highland climate featuring short, warm summers averaging 15.3 oC (Chetwynd, July) and long, cold winters averaging -10.3 oC (Chetwynd, January). Nearby Chetwynd averages 318 millimeters (mm) of rain and 1.69m of snow per year. Year-round mining operations are common in the region and winter conditions do not preclude surface or underground mining activities.

The property is located in the Inner Foothills of the Canadian Rocky Mountains. The regional topography is a belt of hills and low mountains. The highest elevation on the property is slightly over 1,600 meters (m) above sea level.

Carbon Creek flows from south to north through the property and enters the Williston Lake located in the north of the property.

1.4        History

The history of coal exploration and evaluation at the Carbon Creek property prior to the recent 2010 to present programs is summarized in Table 1.1. These estimates focused on differing areas of the property and were subject to different criteria and objectives over their time span. During the period 1908 to 1951 exploration was limited to surface mapping, trenching, and sampling along creek beds. From 1970 to 1981 Trend Exploration Limited conducted an aerial mapping survey and subsequently Utah International (now BHP Billiton) and its subsidiary, Utah Mines Ltd. (Utah) completed comprehensive campaigns of exploration, including surface mapping, drilling, trenching, and bulk sampling.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2012	Page 9

TABLE 1.1 PRE 2010 EXPLORATION HISTORY

Year	Company/ Individual	Tonnes Millions	Units
1943	Stines	2,700	Short tons
1971	Utah	316	Short tons
1972	Utah	245	Short tons
1973	Utah	188	Short tons
1975	Utah	133	Short tons
1976	Utah	143	Metric tonnes

There was a hiatus in coal exploration from the early 80s to 2010 when Coalhunter Mining Corporation (Coalhunter) completed an eight-hole validation drilling program. The positive results permitted the Utah drilling data to be used in the estimation of a NI 43-101 compliant resource estimate. Starting in August 2011 Cardero initiated an in-fill drilling, surface mapping and bulk sampling program.

In June 2011, Norwest estimated a NI 43-101 compliant resource using historic (pre-2010) and 2010 validation drilling data only. In this report an estimated total resource of 114.0 million tonnes (Mt) of Measured and Indicated plus 89.1Mt of Inferred resources were identified from twelve coal seams within license application areas north of Eleven Mile Creek and west of Carbon Creek. This resource report was followed up by a NI 43-101 Preliminary Economic Assessment (PEA) report that was completed by Norwest in December 2011. In this PEA report, 166.7Mt of Measured and Indicated plus 167.1Mt of Inferred resources were estimated within the same area outlined in June 2011 report. The increase in resource tonnes from the previous June 2011 report is mostly attributed to decreases in minimum seam thickness and increase in maximum depth from surface for surface mining. A total of 137Mt from the PEA resource was identified by Norwest as extractable utilizing underground and surface mining methods after the application of mining loss and dilution factors.

Cardero initiated an in-fill drilling, surface mapping and bulk sampling program that was conducted from August to December, 2011. The data generated from the 2011 field program was incorporated into the geologic model which forms the basis of resource and reserve estimates presented in this report.

1.5        Geologic Setting and Mineralization

The Carbon Creek property lies within the Inner Foothills structural province of western Canada and contains medium volatile bituminous coals of the Gething Formation. The Foothills belt is characterized by folded and faulted Mesozoic sediments that are in transition between the relatively gently-dipping, non-deformed formations of the Alberta Plateau to the east and the highly-deformed Rocky Mountain Trend to the west. The subsequent structural deformation resulted in increased pressures and heat flows that have imparted metallurgical properties to the coal seams.

The Gething Formation consists of dark grey mudstone, siltstone, very-fine to coarse-grained sandstone, carbonaceous mudstone, silty and sandy mudstone, coaly plant debris, minor bentonite, black shale, occasional minor tuffs in the upper part, minor conglomerates and abundant but relatively thin coal seams.

Structural interpretations of the Carbon Creek property portray a doubly-plunging syncline lying between two anticlinal belts that straddle the western and eastern boundaries of the property. The synclinal axis roughly parallels the course of Carbon Creek and plunges gently (less than 5°) to the south-southeast through the main project area. Dips in the central portion of the property are nearly flat, ranging from 0º to 15º, increasing to up to 30º locally along the synclinal flanks in the east and west portions of the property.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2012	Page 10

For coal deposits, “mineralization” refers to coal development and coal seam stratigraphy. The coals occurring within the Carbon Creek property are thought to occur in the upper to middle sections of the Gething Formation. The coal deposition found on the property is typical of the Gething Formation, consisting of abundant coal seams, some showing favourable metallurgical properties. Although there are numerous seams throughout the property, 27 identified coal seams are developed sufficiently to be considered of economic significance. The average thickness (m) and undiluted raw coal quality for the 27 coal seams is outlined in Table 1.2.

TABLE 1.2 AVERAGE THICKNESS AND UNDILUTED RAW COAL QUALITY OVER RESOURCE AREA

Seam	Average Thickness (m)			Coal Quality (Air Dried Basis)
		Minimum Thickness (m)	Maximum Thickness (m)	Moisture (%)	Ash (%)	Sulphu r (%)	Volatile Matter (%)	Fixed Carbon %	Calorific Value Btu/lb	FSI
63	1.72	0.80	2.26	2.4	11.2	0.61	34.4	52.1	12,670	3
60	0.92	0.42	1.50	1.9	11.7	0.73	31.1	55.2	12,710	1½
59	0.88	0.22	2.01	2.3	14.6	0.87	31.9	52.8	12,070	2
58	1.01	0.47	1.80	2.4	15.8	0.82	28.9	52.6	11,890	2
57	0.53	0.14	1.71	1.9	19.0	1.07	31.0	47.9	11,520	2½
56	0.70	0.20	1.60	1.8	17.6	1.08	29.3	51.0	11,940	3½
55	1.55	0.60	2.50	2.4	15.2	0.66	28.3	53.8	12,130	2
54	1.39	0.60	2.22	2.3	5.4	0.79	27.7	66.8	13,720	1½
53	0.71	0.26	0.92	1.5	20.8	1.14	30.4	46.8	10,970	2
52	1.39	0.05	2.44	1.8	15.6	1.59	28.6	54.8	12,160	2½
51A	1.32	0.06	2.87	2.3	6.9	0.75	27.3	63.1	13,500	1½
51	1.44	0.45	3.50	2.2	10.5	0.69	26.7	60.5	12,870	1
48	0.49	0.06	2.29	1.9	18.1	1.24	26.9	57.1	11,820	3½
47	1.21	0.03	3.72	2.3	14.8	0.88	24.5	58.8	12,280	1½
46	1.56	0.14	3.20	2.1	8.2	0.80	26.4	63.0	13,380	2
42	0.66	0.06	2.13	1.8	12.8	0.93	28.0	59.3	12,520	4
40	1.14	0.22	3.02	1.7	14.3	1.12	27.7	55.8	12,500	4½
31	1.59	0.21	4.34	1.3	22.4	1.35	26.2	5065	11,300	6
29	0.87	0.12	2.32	1.3	16.3	1.00	25.8	61.9	12,390	4½
28	0.88	0.19	2.48	1.2	17.8	0.88	26.6	57.9	12,010	4½
27	1.40	0.36	3.31	1.2	14.1	0.64	26.5	61.3	12,730	3½
23	0.87	0.17	2.22	1.5	26.4	0.65	21.1	50.4	10,770	3½
22	1.00	0.09	4.70	1.3	8.9	0.79	25.0	66.6	13,560	3
21	0.89	0.26	2.41	1.0	18.9	0.71	22.3	60.5	12,080	3½
18	0.81	0.18	2.38	0.8	12.2	0.74	24.4	67.6	13,290	5
15	1.96	0.18	3.52	0.9	11.7	0.52	22.4	66.4	13,400	3½
14	1.61	0.16	4.20	0.8	15.1	0.58	21.1	65.0	12,930	3
Avg	1.13	-	-	1.7	14.3	0.92	26.7	58.5	12,480	3

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2012	Page 11

Values shown represent coal without out-of-seam dilution (OSD). Run-of-Mine (ROM) coal, i.e. mixed with OSD, can be beneficiated using size specific density and froth flotation separating processes to improve coal quality. Coking properties such as Free Swelling Index (FSI) and dilation are typically improved as well through beneficiation.

1.6        Deposit Types

Based on the available data and existing geological interpretation, Norwest has determined coal mineralization to be of the Moderate geology type.

1.7        Exploration and Drilling

The periods and types of coal exploration undertaken on the property are summarised in Table 1.3. The coal exploration methods can be separated into four types: regional mapping and field sampling, aerial surveys, coring and open-hole (rotary) drilling, and bulk sampling. Types by era are summarized below.

TABLE 1.3 EXPLORATION METHODS

Year	Company/ Individual	Drill Holes	Exploration Activity
1908 -1945	Various		Surface mapping, and sampling, trenching
1970	Trend Exploration		Aerial reconnaissance mapping
1971 - 1981	Utah	301	Surface mapping, drilling, 2D seismic program, bulk sampling
2010	Coalhunter	8	Validation drilling (coring)
2011	Cardero	62	Surface mapping and drilling
2011	Cardero	53	Large diameter (6 inch) bulk sample drilling, 11 seams intersected

Most drilling was vertically oriented, targeting coal seams that were usually dipping between 5o and 20o from horizontal. A 2D seismic program completed in 1975 focused on the mapping of surficial glacial till nearby Nine Mile Creek. Approximately half of the holes drilled on the property were sampled core holes. The rotary holes were completed for the purposes of coal seam correlations and mapping depth of surface weathering or glacial till. The field recording of drill hole depth intervals were later reconciled with the aid of geophysical logs. Eleven angled drill holes were completed by Cardero in 2011 for the purposes of obtaining oriented core samples for detailed geotechnical logging and analyses. Bulk sampling was completed in 1976 by Utah from surface adits and by Cardero in 2011 from vertically oriented large diameter (LD) drill cores.

Cardero is conducting a multi-rig exploration program during 2012, targeted at expanding the measured plus indicated resource base and further defining potentially mineable areas within the previously defined resource areas. Results of this exploration will be incorporated into the geologic model which will be updated for the Feasibility Study.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2012	Page 12

1.8        Sample Preparation, Analysis and Security

The sample data used in this study is restricted to analyses of slim core samples and bulk samples and excludes pre-1971 surface-derived samples.

Field sampling, handling and transport of drill core samples by Coalhunter and Cardero were observed to be in accordance with industry best practice. Norwest believes that Utah used similar methods in their drill core sampling program in the 1970s and 1980s. The Utah samples predominantly went to coal laboratories in United States whereas the Coalhunter and Cardero samples were sent to certified coal laboratories in both the United States and Canada.

The drill core samples were subject to a standard suite of raw proximate coal analyses that included FSI. The bulk samples were subject to more detailed analyses specifically targeted for the evaluation of the coal’s washability characteristics and metallurgical properties. The coal seams that are believed to have sufficient bulk sample analyses for detailed washability and metallurgical characterization are discussed in the Processing Section of this report. Bulk sample analyses for remaining seams are either currently outstanding or are considered low tonnage seams. Metallurgical potential for these seams is limited to evaluation of raw proximate coal quality and FSI.

1.9        Data Verification

Norwest personnel were directly involved in the field sampling and management of Coalhunter and Cardero drilling programs and the relevant Qualified Persons (QPs) conducted site inspections during these exploration campaigns. The Coalhunter twin hole verification drilling program was able to replicate was results of the earlier Utah drilling program from the 1970s.

1.10       Mineral Processing and Metallurgical Testing

1.10.1    Coal Handling and Preparation Plant Design

ROM coal will be conveyed or trucked to the central coal handling and coal preparation plant (CHPP & CPP), depending on the mining location of each particular seam. The ROM coal will be stored in multiple dome-covered stockpiles with aggregate capacity of about 350,000t with live reclaim systems. The reclaimed ROM coal is fed to the coal preparation plant and will be screened. Oversize ROM will be fed to a rotary breaker rotary breaker which will destone and size the coal.

The CPP will be single-module operation rated to accept a nominal 1200 tonnes per hour (tph) of raw feed. The CPP will feature parallel, size-specific processes. The plant is intended to be robust in design with ease of maintenance as well as purpose built for northern British Columbia winters. Target coal throughput is 7.2Mtpa at a 68% operating efficiency (yield).

A heavy media bath circuit will wash the 150mm x 10mm stream, followed with a clean coal crusher, after wetting, to reduce the top size to pass 50mm or other market specification. This was chosen to avoid the need for a thermal dryer.

Parallel to the heavy media bath will be three additional processes. A large-diameter heavy media cyclone will wash the 10mm x 1mm stream along with reflux classifiers for the 1mm x 0.25mm and two-stage froth flotation for the minus 0.25mm streams. The latter will employ column flotation for the minus 45 micron range of material; this can be bypassed when processing lower value thermal coals.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2012	Page 13

Each sub-product stream will employ high performance mechanical dewatering centrifuges specific to each particle size group. Pressure filtration will be used on the minus 45 micron material. With the available washability data, total product moisture values for each seam are projected to be below 8% by weight.

The washed coal will be conveyed to a series of three domed stockpiles depending on product type. Emergency overflow stockpiling systems will also be available. Product coal will be conveyed to the barge loader on Williston Lake.

1.10.2    Sampling and Testing

An exploration program was conducted by Cardero. This program included a select number of large diameter (150mm) cores for the purpose of obtaining representative washability and carbonization data. Only one drill-core per seam was obtained. At the time of this report Seams 14 and 15 were being drilled but no laboratory results were available.

Norwest developed a washability study testing protocol to ensure consistent laboratory reporting results. The washability testing program featured a comprehensive attrition regimen prior to conducting any float-sink and flotation testing. Such pretreatment procedures help ensure consistency as well as improving washability prediction results.

1.10.3    Seam Characterization

Samples of each of the major seams collected in the bulk large diameter (LD) core drilling program were assembled as simulated seam product (SSP). These SSPs are small bulk clean coal products resulting from analyses of the washability results. Each seam SSP was analyzed for caking and plasticity, petrographics, and in some cases, carbonization tests. As noted above, primary data for Seams 14 and 15 are not yet available; reporting of these data was derived from secondary sources. sources.

The mined coal from Carbon Creek will likely fall into two main logical groups: medium volatile (mid-vol) and high volatile (high-vol) bituminous coals.

Most of the mid-vol coals seams, i.e. the lower seams 14, 15, 27, 31 and 40, will be marketed as hard coking coals (HCC). While Seam 40 is currently included in this group, the most recent analytical, petrographic and carbonization results indicate this may be a semi-soft coking coal. However, previous Utah washability data from 1976 indicates that Seam 40 is a “black and white” coal with a potential product ash of 6% (ad) and is dissimilar from the current primary data.

These inconsistencies indicate a possible seam correlation error. To resolve this issue, petrographic fingerprint comparisons with other drill cores into Seam 40 are planned. The salient clean coal quality data based on the laboratory results for Seams 14 through 40 are listed in Table 1.4.

The remaining seams above Seam 40 are targeted as semi-soft or pulverized coal injection (PCI) coals. Of particular note are Seams 46 and 47. These mid-vol coals are low ash and may be suitable candidates for a PCI market. The key quality characteristics based on laboratory results of these upper seams can be found in Table 1.5.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2012	Page 14

TABLE 1.4 HARD COKING COAL QUALITY CHARACTERISTICS FROM SSP

		Seam
Parameter	Basis	40	31	27	15	14
Proximate analysis
Moisture	ad	0.8%	1.1%	0.7%	1.0%	1.0%
Ash	ad	8.5%	5.0%	6.1%	3.1%	5.4%
Volatile matter	ad	31.3%	27.2%	26.4%	25.6%	23.0%
Volatile matter	dmmf	35.0%	29.1%	28.6%	26.9%	24.8%
Fixed carbon	ad	59.5%	66.8%	66.8%	70.3%	70.6%
Sulphur	ad	1.3%	0.7%	0.8%	0.9%	0.8%
Phosphorus	ad	0.049%	0.036%	0.096%	0.060%	0.125%
Hardness index (HGI)		~55	~60	~68	~69	~71
Caking and Plasticity Tests
CSN/FSI - Lab Results CSN/FSI		7	6	5 1/2	4 1/2	5 1/2
- Process Simulated		6 1/2	5 1/2	5 1/2	5 1/2	5 1/2
CSN/FSI - Process Simulation adjusted					7	7
Gieseler Plastometer Test
Max fluidity	ddpm	21	6	5	1.9	3
Dilatometer Test (Ruhr)
Max contraction	%	20%	22%	22%	23%	22%
Max dilation	%	18%	-12%	-	-	-
Petrographic analysis
Vitrinite reflectance
mean maximum, Romax V-%		0.94%	1.04%	1.16%	?	?
types
V-8		21%	1%
V-9		67%	18%
V-10		12%	65%	12%	1%
V-11			16%	70%	11%	10%
V-12				18%	87%	77%
V-13					1%	10%
V-14						3%
Composition Balance Index		0.38	0.85	0.83	1.63	1.83
Base – Acid Ratio of Ash		0.16	0.18	0.05	0.35	0.14
Carbonization
Petrographic Prediction
DI 30/15 (JIS)		86.2%	93.8%	94.2%
Stability (ASTM)		31.0%	54.0%	61.0%
Coke Tests
CSR		42.3%	53.3%	64.1%
CRI		36.6%	34.0%	26.3%
ASTM Coke Tumbler Test
Stability					48%	54%
Hardness					63.0%	54.0%

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2012	Page 15

TABLE 1.5 SEMI-SOFT COKING / PCI COAL CHARACTERISTICS

		Seam
Parameter	Basis	58B	58A	55	54	52	51A	51	47	46
Proximate analysis
Moisture	ad	1.5%	1.1%	1.2%	0.9%	1.3%	1.0%	1.5%	1.0%	0.9%
Ash	ad	6.0%	4.5%	4.6%	2.9%	6.7%	3.0%	5.8%	5.0%	2.5%
Volatile matter	ad	30.9%	31.3%	30.6%	29.1%	31.8%	29.2%	30.2%	25.5%	26.5%
Volatile matter	dmmf	33.7%	33.5%	32.8%	30.5%	35.1%	30.6%	32.9%	27.4%	27.6%
Fixed carbon	ad ad	61.6%	63.2%	63.6%	67.2%	60.2%	66.8%	62.5%	68.5%	70.1%
Sulphur	ad	0.8%	0.9%	0.7%	0.8%	1.3%	0.7%	0.8%	1.2%	0.8%
Phosphorus		0.053%	0.009%	0.088%	0.018%	0.036%	0.017%	0.034%	0.022%	0.005%
Hardness index (HGI)		~48	~52	~48	~47	~50	~52	~52	~52	~52
Caking and Plasticity Tests
CSN/FSI - Lab Results CSN/FSI		3	3	2 1/2	2	3 1/2	2	2 1/2	2	2 1/2
- Process Simulated Gieseler		3	3 1/2	2 1/2	2 1/2	3 1/2	3 1/2	3	2 1/2	3
Plastometer Test Max fluidity
Dilatometer Test (Ruhr)	ddpm	1.9	0.6	1.7	1.5	2.5	1.0	1.5	0.7	0.5
Max contraction
Max dilation	%	27%	13%	25%	26%	28%	17%	3%	5%	15%
	%	-	-	-	-	-	-	-	-	-
Petrographic analysis
Vitrinite reflectance
mean maximum, Romax V-%		0.90%	0.89%	0.94%	0.96%	0.89%	0.91%	0.95%	1.01%	0.99%
types	%
V-7			6%			10%	2%
V-8%		47%	49%	20%	14%	48%	45%	21%	9%	14%
V-9%		46%	41%	69%	55%	40%	48%	61%	41%	41%
V-10%		7%	4%	11%	31%	2%	5%	18%	34%	33%
V-11%									16%	12%
V-12
Composition Balance Index	%	0.62	0.57	0.7	1.28	0.71	1.17	0.93	1.67	1.35
Base – Acid Ratio of Ash		0.06	0.27	0.07	0.06	0.33	0.07	0.63	0.12	0.14
Carbonization
Petrographic Prediction
DI 30/15 (JIS)		89.6%	86.2%	91.4%	91.7%	89.6%	90.4%	92.6%	89.6%	92.0%
Stability (ASTM)		38.0%	31.0%	43.0%	44.0%	38.0%	40.0%	47.0%	38.0%	45.0%
Coke Tests
CSR										1.1%
CRI										60.8%

1.10.4    Projected Product Quality

Norwest applied the Carbon Creek washability data collected from the LD cores and other historical sources to its Limn flowsheet simulation software to develop the process design for the CPP and plausible product quality. The target product ash contents were determined by maintaining heavy media densities within practical and industry norms. Most of the coal seams, with the exception of Seam 40, display excellent separation characteristics.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2012	Page 16

Table 1.6 lists the projected product qualities for the hard coking coal seams.

TABLE 1.6 HARD COKING COAL TARGET PRODUCT QUALITY

Seam	Inherent Moisture	Surface Moisture	Total Moisture	Ash (ar)	Ash (ad)	Sulphur (ad)	FSI
14	1.0	6.8	7.7	5.5	6.0	0.72	6-7
15	1.0	5.9	6.8	4.6	5.0	0.84	6-7
27	0.7	5.7	6.4	5.6	6.0	0.77	6-7
31	1.1	5.9	7.1	5.6	6.0	0.67	6-7
40	0.8	6.4	7.1	7.9	8.5	1.24	6-7

Table 1.7 lists the projected product qualities for the candidate PCI, semi-soft coking and/or thermal coal seams.

TABLE 1.7 CANDIDATE PCI, SEMI-SOFT COKING & THERMAL COAL TARGET PRODUCT QUALITIES

Seam	Inherent Moisture	Surface Moisture	Total Moisture	Ash (ar)	Ash (ad)	Sulphur (ad)	FSI
46	1.3	5.6	6.8	2.3	2.5	0.81	3
47	1.0	6.0	6.9	4.7	5.0	1.18	2½
51	1.5	5.3	6.7	5.6	6.0	0.81	3
51a	1.0	4.9	5.9	2.8	3.0	0.71	3½
52	1.3	5.0	6.2	5.6	6.0	1.28	3½
54	0.9	4.7	5.6	2.8	3.0	0.81	2½
55	1.2	4.1	5.3	4.3	4.5	0.68	2½
58a	1.1	5.7	6.7	4.7	5.0	0.91	3½
58b	1.5	4.7	6.1	5.2	5.5	0.83	3

1.11       Mineral Resource Estimate – Coal Resources

A resource estimation of the Carbon Creek property was completed in accordance with the procedures and criteria of Geological Survey of Canada (GSC) Paper 88-21 as required by NI 43-101. The coal resources were reported from a MineSight™ software generated 3D block model. Numeric seam identifiers, ore volumes and resource limiting criteria were coded into the 3D block model from gridded surface files representing the extent of the surface and underground coal resource in accordance with GSC Paper 88-21 guidelines and within the Cardero license application areas. The mineral resource estimates for surface and underground moderate geology- type coal reported from the current Carbon Creek geologic model are outlined in Table 1.8. The resource statement is current as of September 20, 2012.

Carbon Creek has an estimated 468Mt of in-place coal resources in the measured and indicated categories plus 232Mt in the inferred category. Table 1.8 breaks these resources into surface and underground tonnes.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2012	Page 17

TABLE 1.8 CLASSIFICATION OF RESOURCE – CARBON CREEK PROPERTY – SEPTEMBER 20, 2012

Deposit Type	ASTM Coal Rank	Measured (Mt)	Indicated (Mt)	Inferred (Mt)
Surface	mvB	197	31	32
Underground	mvB	143	97	199
Total	mvB	468		232

The current resource estimate represents a substantial increase in coal resource tonnes from the Norwest’s PEA estimates (2011). The increase is due to inclusion of additional drill hole data in the resource calculations that was previously not available to Norwest. This data was used to identify an additional 14 seams of economic potential and provided sufficient spatial coverage for the expansion of the resource area to the east of the Carbon Creek and south of Eleven Mile Creek.

1.12       Mineral Reserve Estimates

Based on the geological model developed by Norwest a general mining layout was prepared for surface, highwall and underground mining areas. Applying mining parameters, as discussed in Section 16 and economic analysis as discussed in Section 22 of this report, a coal reserve tonnage estimate was developed for each mining method as shown in Table 1.9.

TABLE 1.9 COAL RESERVES THROUGH YEAR 20 – SEPTEMBER 20, 2012

Mining Method	ROM Tonnes (millions)	Saleable Tonnes (millions)
Surface	56	38
Highwall	14	7
Underground	52	33
Combined Total	121	78

The accuracy of resource and reserve estimates is, in part, a function of the quality and quantity of available data and of engineering and geological interpretation and judgment. Given the data available at the time this report was prepared, the estimates presented herein are considered reasonable. However, they should be accepted with the understanding that additional data and analysis available subsequent to the date of the estimates may necessitate revision. These revisions may be material. There is no guarantee that all or any part of the estimated resources will be recoverable. Mineral resources are not mineral reserves and there is no assurance that any of the additional mineral resources in this report that are not already classified as reserves will ultimately be reclassified as proven or probable reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

1.13       Mining Methods

The nature of the geology of the Carbon Creek Project lends itself to employing several mining methods to maximize the recovery of the resource and the resultant project economics. The proposed mining methods include underground room and pillar mining with continuous miners, surface contour and area mining using hydraulic excavators and trucks and highwall mining. After a short ramp up period, all mining methods will be employed concurrently throughout the 20 year mine plan.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2012	Page 18

Surface mining is projected to occur in two areas designated as the Northern Surface Mine and the Central Surface Mine. The Northern Surface Mine is adjacent to Seven Mile Creek on the north side of the Carbon Creek property. The Central Surface Mine is just north of Nine Mile Creek. The underground mining operations are projected to have two sets of portals approximately three kilometers north of Seven Mile Creek and three sets of portals approximately two kilometers south of Seven Mile Creek. Highwall mining will occur throughout the surface mining areas along the outcrops of the various seams after contour mining has taken place.

Surface contour mining will begin first in 2014 simultaneously in the North and Central areas which will allow areas for highwall and underground mining to be developed. Surface contour mining will continue throughout the Life-of-Mine (LOM). Surface area mining will commence in 2016 in both the North and Central areas of the mine and will also continue for the LOM. Highwall mining will also commence in 2016 in both areas of the mine. Underground mining will commence in 2016 in the North area of the lease with one continuous miner (CM) unit operating and ramping up to six CM units by 2019.

ROM production from the Northern Surface Mine, including highwall mining, ranges from 1.1Mtpa to 1.8Mtpa and averages 1.4Mtpa over the mine life. The ROM strip ratio averages 12 to 1. Overburden will be removed using two 22m3 class excavators and eight 173t class haul trucks operating on a seven day, 20 hour per day schedule. One highwall mining unit will operate producing 450,000tpa. Clean coal production is expected to be hard coking coal except for a small amount of thermal coal produced from the oxidized zone along the crop lines. Clean coal production ranges from 0.6 to 1.3Mtpa and averages 0.9Mtpa over the LOM.

ROM production from the Central Surface Mine, including highwall mining, ranges from 1.4Mtpa to 3.8 Mtpa and averages 2.3Mtpa over the LOM. The ROM strip ratio averages 7 to 1. Overburden will be removed using two 22 cubic meter (m3) class excavators and eight 173 tonne class haul trucks operating on a seven day, 20 hour per day schedule. One highwall mining unit will operate producing 450,000 tonnes per year. Clean coal production is expected to be semi-soft coking coal except for a small amount of thermal coal produced from the oxidized zone along the crop lines. Clean coal production ranges from 0.8 to 3.0Mtpa and averages 1.5Mtpa over the LOM.

Production from the underground mine operations is projected from five separate seams. ROM production varies with coal thickness and seam gradient. Underground mining operations are planned to be conducted to a minimum coal seam thickness of 1.2m. Underground mining initiates with Seam 15 in 2016 and expands with Seam 14 in 2018 via separate sets of portals for each seam. The portal locations for Seam 15 and Seam 14 are approximately three kilometers north of Seven Mile Creek. Production starts with one CM unit in 2016 and ramps up to six CM units by 2019. As mining reserves in Seam 15 and Seam 14 are depleted beginning in 2025, CM units are re-located south to the three sets of portals for seams 31, 27 and 40. Provisions for reduced productivity due to the initial low experience levels of the underground mine workforce has been included in the project economics for the first three years of underground mining operations. ROM production, subsequent to the three year ramp up, ranges between 2.6Mtpa to 3.3Mtpa and averages 3.0Mtpa. Clean coal saleable product from the underground mining operations is expected to be hard coking coal and is projected to range from 1.6Mtpa to 2.1Mtpa with an average saleable production rate of 1.9Mtpa.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2012	Page 19

ROM and clean coal production by area and mining type is summarized in Table 1.10 below.

TABLE 1.10 LIFE-OF-MINE PRODUCTION BY AREA AND MINING TYPE

	ROM Tonnes (millions)	Saleable Tonnes (millions)
Northern Surface Mine
Area Mining	17	11
Contour Mining	5	3
Highwall Mining	5	3
Total Northern Surface Mine	27	17
Central Surface Mine
Area Mining	27	19
Contour Mining	8	5
Highwall Mining	8	4
Total Central Surface Mine	43	28
Underground Mines	51	33
Combined Total	121	78

1.14       Project Infrastructure

Coal from the underground mine portals in the north and south of the property will be delivered to the coal processing plant, located at Carbon Inlet, by overland conveyors to two hard coking coal ROM storage domes, each with a capacity of 90 kilotons (Kt). Each of the streams will be fed into a rotary breaker for destoning prior to delivery to the ROM storage domes. Semi soft / PCI ROM from the Northern and Central surface mines as well as the contour mining operations will be trucked to the truck tip, and will be fed into either the single thermal or two semi soft / PCI coal ROM storage domes (capacities of 25Kt and 70Kt respectively), after destoning in a rotary breaker. Provision has been made for emergency ROM stockpile areas in addition to the storage domes.

Following beneficiation, the respective clean coal products will be fed into hard coking, semi soft / PCI and thermal storage domes of 80Kt, 50Kt and 2Kt respectively (or emergency stockpiles) prior to loading onto barges. Product logistics will be controlled from the plant site to ensure that clean coal is fed directly onto trains at Mackenzie without the need for domes or stockpiles at the rail loop.

The administration block, mine dry, maintenance shop and warehouses will be located adjacent to the plant site at Carbon Inlet. Each of the underground mine portals will be serviced by satellite warehouses and personnel facilities.

Power for the mining operation will be fed via a BC Hydro line from the electricity supply facility at the WAC Bennett Dam. Distribution on the mine site will be via a main substation located at the plant site, and further distribution through appropriately located substations at each of the mining operations. Maximum power demand will range from 8 megawatt (MW) at the commencement of the mine to approximately 43MW at full production.

Water for the operation will be sourced from Williston Lake. However, maximum use will be made of water captured from dirty water runoff drains and plant recycle water.

Access to the mine site will be via the Johnson Creek Forestry Service Road which will be upgraded to accommodate the anticipated high volume of personnel transport and material delivery vehicles.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2012	Page 20

1.15       Market Studies and Contracts

1.15.1    Market Study

An independent market analysis was prepared and provided by Kobie Koornhoff Associates. A summary of the results and conclusions from the report dated September 17, 2012 are below.

Based on washability testing of coals from the Carbon Creek property, three products have been identified for sale onto the seaborne coal market:

  Carbon Creek HCC, comprising the Lower Seams (Seams 14-40)

  Carbon Creek high volatile metallurgical coal (HV Metcoal), comprising the Upper Seams (Seams 46-63), which would be suitable either as a semi-soft coking coal (SSCC), or for injection into the blast furnace as a PCI

  Carbon Creek thermal coal, comprising oxidized or partially oxidized coal.

The quality characteristics of the three Carbon Creek products were compared to a series of benchmark coals traded internationally, to arrive at appropriate pricelines for each of the three products:

  Carbon Creek HCC is evaluated at a US$10/t discount to the generally reported coking coal Headline Pricing

  Carbon Creek HV Metcoal is benchmarked on the basis of both the semi-soft and the PCI coals. As a High Vol PCI coal, the price is taken as 85% of the price of the prime Low Volatile PCI coals; as a High Vol SSCC, it is benchmarked at a US$8/t discount off the price of the major semi-soft coals.

  Carbon Creek Thermal is compared with New South Wales (NSW) thermal coals contracted to the Japanese Power Utilities (JPU); based on heat value differentials, Carbon Creek Thermal is priced at a 12% premium to the NSW thermal coals.

The recent coking coal settlement for the October – December 2012 quarter represents the lowest price since the onset of the quarterly price regime. Only a gradual improvement is expected over the next 12 months as the production cutbacks announced by Australian and US majors start to take effect, and assuming a modest recovery in demand flowing from the stimulus package announced by the Chinese government.

A series of analysts' price forecasts were combined with an independent price outlook to arrive at the following long term price scenarios for the Carbon Creek products:

TABLE 1.11 LONG TERM PRICE FORECAST

Carbon Creek Coals – Long Term Price Forecast
(US$ per tonne)	Low Case	Base Case	High Case
Hard Coking Coal	165	200	217
High Vol Metcoal	113	137	148
Thermal Coal	96	115	119

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2012	Page 21

1.15.2    Contracts

Cardero has entered into a contract with Ridley Terminals which provides port capacity for Cardero for a portion of the projected coal sold from the Carbon Creek Property. The agreement has a 15 year term from January 1, 2014 to December 31, 2028, with provision to extend the term by three years to December 31, 2031. Contract volume is set at 500,000tpa through 2014, increasing to 900,000tpa in 2015. The agreement with RTI allowed the port authority an option to wait before committing to the contracted tonnage. This commitment has subsequently been provided to Cardero by RTI.

1.16       Environmental Studies, Permitting, and Social or Community Impact

1.16.1    Safety and Health

Cardero commits to the application, fostering and continual development of a safety culture for all employees, consultants and contractors, the tracking and reporting of health and safety performance measures and progress towards the development of corporate and operation-specific Health and Safety Management System, to be established throughout mine development and operations, consistent with the OHSAS 18001 standard. The H&S policy has been applied to all field activities undertaken during the 3-year exploration drilling program, and elements of a more comprehensive and widely-applied corporate H&S program have, and continue to, evolve, as the Project expands in scope.

1.16.2    Environment, Permitting & Sustainable Development

Cardero will develop corporate and operation-specific Environmental Management Systems throughout mine development and operations, consistent with the ISO 14001 standard; and apply the appropriate standards of environmental performance consistent with Mining Association of British Columbia Environmental Principles and the Mining Association of Canada's Toward Sustainable Mining elements.

Production at the proposed Carbon Creek Metallurgical Coal Mine will exceed 250,000tpa and will therefore be regulated under the BC Environmental Assessment Act (BCEAA). Additionally, large resource projects are subject to regulation by several provincial regulatory programs including those administered by the Ministry of Energy and Mines (MEM), and the Ministry of Environment (MOE). Depending on the type of operation and potential impacts on natural resources or infrastructure, coordination with the federal agency responsible for completing Environmental Assessments (EA) – specifically, the Canadian Environmental Assessment Agency (CEAA) under the Canadian Environmental Assessment Act - will also likely be required. If the project fails to qualify for exemption under the new Designated Project Regulations there may be requirements for permitting by one or more of the federal agencies. Applicable federal statutes that may trigger the need for permits include: the Fisheries Act (Fisheries and Oceans Canada (DFO)) the Migratory Birds Act, the Navigable Waters Protection Act and the Explosives Act (Natural Resources Canada). The BCEAA and CEAA processes were initiated with the submission and acceptance of a Project Description. This process will ultimately conclude with the issuance of an Environmental Assessment Certificate (EAC) that will allow the project to move forward to obtain permits from other regulatory agencies as set out below.

The key component of the Carbon Creek EA process is the collection of environmental baseline data within the Carbon Creek Project area, as required by the pre-application EA process. Programs initiated to-date include:

  Fisheries and wildlife monitoring
  Long-term water and sediment quality sampling and analysis

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2012	Page 22
  Long-term monitoring programs for baseline climate, air/noise, and hydrology
  Hydrogeological studies
  Socioeconomic studies
  Paleontological and archaeological studies (an Archaeological Overview Assessment (AOA) has been completed; an Archaeological Impact Assessment (AIA) is now in progress).

The Carbon Creek Project Description has been completed and accepted (i.e., a Section 10 Order was issued by EAO on May 9th, 2012), and a first draft Application Information Requirements (AIR) for an EAC application was submitted on July 5th, 2012. Completion of the AIR - subsequent to further review by a technical Working Group and public consultation - is anticipated by Q4 of 2012, followed by the submission of an effects assessment report (Q1 2013), and submission of the final EAC Application by June 2013.

Cardero is placing special emphasis on the evaluation of a number of potential environmental effects, based on several criteria (e.g., similar issues in the same geographical area, other coal mines, etc.), specifically:

  Potential ecological effects of selenium, sulphate and nitrate on aquatic biota
  Effects of mining activities on local bull trout (a blue-listed species) populations
  Metal leaching/acid rock drainage potential from ore
  Human health impacts of coal dust
  Archaeological concerns
  Habitat displacement impacts on large ungulates.

As part of the EA, a closure and reclamation plan will be developed, in order to assure the long-term sustainability of the property. Moreover, when Carbon Creek begins active operations, an Environmental Management Plan (EMP) will be developed as the mine is constructed and begins to operate. In addition to completing the EA process, other permits must be obtained. While the EA process may allow for ‘concurrent’ processing of approvals with the EA, this does not occur until later in the EA process. Some of the key permits include:

  Mines Act permit (MEM) - to include details of mining and reclamation plans, as well as provisions for environmental protection. The permit will also require posting of appropriate financial securities to cover reclamation and closure costs.

  Environmental Management Act for waste water discharges combined with the Waste Management Act, (MOE; Environmental Protection Division). Air quality impacts and associated approvals are regulated under the Environmental Management Act and the corresponding Waste Discharge Regulations. A permit issued under the Environmental Management Act incorporates enforceable standards that apply to the coal mining industry.

  Water Act (MOE; Water Stewardship Division) - water license approval to divert and use surface water will allow the license holder to divert water for the project.

  Fisheries Act (S. 37) (DFO) - based upon the use of a transportation route within Williston Lake, and potential impact to fish habitat in the Lake and tributaries of Williston Lake including Carbon Creek, a federal permit under the Act could be required for the project. The need for this permit would trigger federal involvement in the EA process.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2012	Page 23

The certification and permitting schedule, which will encompass most of the project permits required, is anticipated to be as follows:

Environmental Assessment Certificate (EAC)
Submission of EA report/application to the EAO and CEAA	June 2013
Review by EAO and CEAA	June 2013–May 2014
Decision from Minister of Environment	June 2014

Permitting
Submission of applications for construction-phase permits
and associated permits	June 2013
Submission of applications for operational and closure-phase
permits and associated mine and effluent permits	December 2013
Construction-phase permit issuance	February 2014
Operational-phase permits issuance	August 2014

1.17       Community and Stakeholder Consultation

Cardero will establish mutually-beneficial relationships with the communities in which it operates; maintain knowledge of, and sensitivity to, the needs of neighboring communities and local cultures, in particular, First Nations; consult with communities to develop a process to manage communications, activities and address local concerns; and, apply a local preference hiring policy.

In conjunction with other EA activities, Cardero has undertaken extensive consultation and engagement with provincial and federal government representatives, First Nations and local community stakeholders. Consultations with local and regional First Nations (FN) groups are required as part of the EA process. The level of consultation will vary depending upon whether the lands are within, or have any impacts on, traditional territories identified under Treaty 8 (or other FN groups), or if the project is outside of these lands and covered under Aboriginal Rights and Title requirements. Successful FN consultation provides the groundwork for obtaining a social license for the project to operate. Therefore, consultation with FNs similar to those discussions with other stakeholders will be required.

1.18       Capital and Operating Costs

1.18.1    Capital

Assumptions regarding capital expenditures are detailed in Section 21 of this report. All dollar values throughout this report are in US$. Capital required to bring the project to full production total $475M and include coal handling, coal preparation, train loadout facilities, surface facilities, site access and power, and mine development and contingency. Capital requirements to first production total $217M. All major surface and underground mining equipment is assumed to be leased with varying terms for underground and surface mining equipment. The total value of the mining equipment being leased is $180M. Annual lease payments at full production total $27M and $19M for surface equipment and underground equipment respectively for the duration of the respective five and three year terms. All equipment is assumed to be purchased at the end of the lease term for the stated residual value. Replacement equipment is assumed to be leased under the same terms.

Total capital excluding leased equipment is $839M over the LOM. Lease payments for mining equipment total $338M over the LOM.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2012	Page 24

1.18.2    Manpower

Manpower requirements to operate and maintain the surface and underground mines and coal processing plant are shown in Table 1.12.

TABLE 1.12 MANPOWER REQUIREMENTS –
SURFACE MINE AND UNDERGROUND MINE AT STEADY
STATE

Area	Hourly Workers	Management	Totals
Mine Management and Administration	0	41	41
Surface Mine	244	36	280
Underground Mine	397	91	488
Prep Plant	58	9	67
Totals	699	177	876

1.18.3    Operating Costs

Operating costs have been estimated for the surface, highwall and underground mines based on required equipment hours, labour hours and materials and supplies and estimated contract rates as applicable to each mining method. These costs are shown in Table 1.13 on a unit basis for each mine and the CHPP.

TABLE 1.13 CASH OPERATING COSTS

Cost Area	$/ROM tonne	$/Clean tonne
Surface Mining – Northern Area	51	75
Surface Mining – Central Area	33	48
Highwall Mining	17	42
Underground Mining	44	69
Coal Handling & Prep	4
Sub-Total (Includes equipment		61
lease payments)
Indirect Costs		13
Total Cash Costs		74

1.18.4    Economic Analysis

Norwest prepared an economic model in US$ that captures direct costs, including labor, equipment, materials, production taxes and royalties. Indirect costs including corporate overhead, mineral tax and property tax were added to the model along with depreciation of purchased equipment and facilities. A cash flow calculation was prepared on an after tax basis using an average FOB price of $174 per saleable tonne and an average clean coal production of 4.1Mtpa. Clean coal production increases from 0.75Mtpa to 3.5Mtpa over the first five years of production and then averages 4.4Mtpa, ranging from 2.7Mt to 5.2Mt, for the remaining mine life of 15years.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2012	Page 25

Pre-production cash outflows total $243M over the estimated two year initial development and construction period. Production begins in Q4 2014 with coal being sold in 2015. Construction continues through 2015 with additional cash outflow of $210M for a total of $453M through complete development and construction. Cash flow is positive beginning in 2016 and payback occurs approximately 7 years after the initial cash outflow. After payback and providing for the net profits interest, cash flow averages $145M per year for a total net cash flow of $2.1B over the LOM for Cardero’s 75% interest.

The internal rate of return (IRR) for Cardero’s 75% interest in the Carbon Creek Joint Venture is approximately 24%. Net present values (NPV) at 8%, 10% and 12% are shown in the Table 1.14.

TABLE 1.14 NPV RESULTS CARDERO’S 75% INTEREST ($M)

Interest Rate	8%	10%	12%
NPV	$633	$466	$338

The internal rate of return for the entire property is approximately 27%. Net present values at 8%, 10% and 12% are shown in Table 1.15.

TABLE 1.15 NPV RESULTS 100% INTEREST ($M)

Interest Rate	8%	10%	12%
NPV	$878	$658	$492

1.18.5   Sensitivity Analysis

Sensitivity of the economics regarding coal sales price, direct mining costs capital expenditures and equipment leasing were evaluated. The results are summarized in Table 1.16.

TABLE 1.16 SENSITIVITY ANALYSIS ($M)

	IRR	NPV at 8%	NPV at 10%	NPV at 12%
Base Case Pricing	24%	$633	$466	$338
High Case Pricing	27%	$819	$616	$462
Low Case Pricing	13%	$192	$99	$31
10% Increase in Direct Mining Costs	22%	$551	$397	$281
10% Increase in Capital Costs	22%	$605	$438	$312
Buy vs Lease Equipment	22%	$620	$447	$315

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2012	Page 26

Table 1.17 summarizes the key results of this report.

TABLE 1.17 CARBON CREEK PROJECT KEY PARAMETERS

Resource Measured & Indicated	Mt	468
Resource Inferred	Mt	232
Underground Reserve Tonnes	Mt	51
Mean Plant Recovery	%	64%
Underground Clean Coal Tonnes	Mt	33
Surface Mineable Tonnes	Mt	70
Mean Plant Recovery	%	65%
Surface Clean Coal Tonnes	Mt	45
Total Clean Coal Tonnes Produced	Mt	78
Surface Mining Minimum Seam Thickness	M	0.6
Surface Mining Average Strip Ratio – Northern Surface Mine	Ratio	12:1
Surface Mining Average Strip Ratio – Central Surface Mine	Ratio	7:1
Underground Mining Minimum Seam Thickness	M	1.2
Underground Mining Overall Extraction	%	53
Full Production Rate Clean Coal per Year (2016-2034)	Mt/yr	4.1
Capital Costs to First Production – (With Equipment Leasing)	M$	$217
Capital Costs to Full Development	M$	$475
Sustaining Capital LOM	M$	$364
Value of Leased Equipment	M$	$180
Northern Surface Mine OPEX ROM Basis	$/t	51
Central Surface Mine OPEX ROM Basis	$/t	33
Highwall Mining OPEX ROM Basis	$/t	17
Underground Mine OPEX ROM Basis	$/t	44
Northern Surface Mine OPEX Clean Coal Basis	$/t	75
Central Surface Mine OPEX Clean Coal Basis	$/t	48
Highwall Mining OPEX Clean Coal Basis	$/t	42
Underground Mine OPEX Clean Coal Basis	$/t	69
Processing OPEX	$/t	4
Average direct mine costs (incl. equipment lease) Clean Coal Basis	$/t	61
Haul, Rail & Port Costs	$/t	37
FOB Cost	$/T	98
FOB Price Long-Term Base Case	$/t	174
Gross Revenue LOM	M$	13,620
Operating Costs LOM	M$	9,001
Pre-Tax Operating Cash Flow LOM	M$	4,619
Post-Tax NPV 8 (75% Basis)	M$	633
Internal Rate of Return (75% Basis)%		24
Post-Tax NPV 8 (100% Basis)	M$	878
Internal Rate of Return (100% Basis)%		27
Total Undiscounted Post-Tax Cash Flow (75% Basis)	M$	2,133

1.19      Significant Factors and Risks

The exploration and future mining operation does not utilize unique technologies that might be subject to challenge by third parties. However, the project will need to work its way through the EA process, as well as other permitting processes. FN consultation is a critical element of the project development that requires a great deal of commitment, so that consensus among parties is reached to support the long-term sustainability of the project. Based upon information provided by Cardero, engagement has been initiated to obtain FN support for early project activities (i.e., exploration program). This engagement continues. FN members are employed in the ongoing exploration program, and there is a plan to involve FN members in environmental monitoring and other future activities. Also, hiring and training miners, particularly underground miners, will be challenging given the tight labor market in the region. Environmental considerations will need to be comprehensively addressed during the EA process; water quality is likely to be a focus of study. Additionally, direct and indirect impacts to wildlife populations will be an important issue addressed during the EA process. None of these issues appear to represent insurmountable hurdles, and given a pro-active approach with good process management, the project should be able to advance beyond this PFS to the Feasibility stage of investigation.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2012	Page 27

1.20       Interpretation and Conclusions

1.20.1    Conclusions

Based on the results of this PFS, Norwest has reached the following conclusions:

  There are sufficient mineable tonnes of various grades of metallurgical and thermal coal in the Carbon Creek resource area to produce approximately 4.1Mtpa saleable coal for a 20 year period.
  No fatal flaws have been identified at this stage of project development.
  Pre-production capital costs, estimated at $217M will be required to bring this project into production. Additional capital estimated at a total of $475M will be required to bring the project to full production. Sustaining capital of $364M will be required over the remaining life of the mine.
  Operating costs per tonne of clean coal average $74.
  At the base price scenario for the various products averaging $174, this Project will generate positive cash flows and achieve an IRR on investment of 24%.

1.21       Recommendations

1.21.1    Development Drilling

The results of the 2012 drilling program should be included in the geological database and a new geological model produced for the Feasibility Study.

1.21.2    Mine Planning Refinement

Additional refinement of the geologic model along with a detailed mine plan is recommended and will yield a revised and more accurate recoverable reserve base. This work should be completed at the Feasibility level of project evaluation. Optimum production plans and methods should be analyzed. One example for further study is to examine the applicability of underground longwall mining rather than room and pillar mining.

1.21.3    CHPP Design and Construction

Prior to proceeding with the project for detailed design and construction, Norwest recommends that additional studies be performed to better characterize the coals to ensure proper equipment design. The best available information and best practices were implemented in the design of the system, although additional information will supplement the database for final design.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2012	Page 28

Additional studies and recommended data include:

  Washability study with large diameter cores collected during 2012 field program.
  Further metallurgical characterization of main seams and potential blends.
  Materials characteristics tests for the projected refuse materials.
  Environmental loads including temperature ranges, wind load, and expected snow and rain precipitation are being collected and when the results are available they should be used for additional detailed design.

1.22       Geotechnical Studies

Geotechnical sampling and detailed core logging have been conducted in the 2011 drilling program and continues with the 2012 drilling program. The data is being used to develop a current rock mechanics database. This data should be used to further refine the mine plans for both surface and underground mines.

A full investigation of the foundation material around the plant and surface facilities area as well as the waste impoundment area is required. Anecdotal information was used in this design study using best practices and information from similar projects in the area, although site construction will require further studies. Detailed geotechnical data is being collected as part of the 2012 field program.

1.23       Water Supply – Hydrology

Additional work on the property should include well completions and pump tests for defining groundwater characteristics and establishing monitor wells for baseline permitting data.

A water recovery and aquifer study will be required prior to project implementation. For this study, it was assumed that a sufficient supply will be available.

This PFS includes general assumptions with regard to surface water management plans and structures. A surface water management plan will need to be developed using site specific data relative to precipitation, ground water interception from mining, mine plans, surrounding topography and drainages.

Carbon Creek – Proposed Work

During the fiscal year ending October 31, 2013, the Company proposes, subject to financing, to continue to work on the Feasibility Study for Carbon Creek, including undertaking a large diameter and geotechnical drilling program and coal quality testing. In addition, the Company will continue to seek to negotiate agreements with respect to the required infrastructure for development and mining at Carbon Creek, including transportation, loading facilities and power, as well as continuing with negotiations with applicable First Nations regarding impact benefit agreements. The Company will also continue the work required to move forward through the environmental assessment process. The Company does not have sufficient funds in place to carry out all of the planned work at Carbon Creek, and so its ability to carry out the planned activities is subject to raising the required funding.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2012	Page 29

Sheini Hills Iron Ore Project, Ghana

Information in this MD&A regarding Sheini is based on information provided by the technical report dated January 14, 2013, effective January 14, 2013, entitled “Mineral Resource Estimate for the Sheini Hills Iron Project, Ghana” (the “Sheini Report”) prepared by SRK Consulting (UK) Limited (“SRK”). The following is from the summary section of the Sheini Report and the detailed disclosure in the Sheini Report is incorporated into this MD&A by reference. Readers are encouraged to review the entire Sheini Report, which is filed on SEDAR at www.sedar.com. Note – in the following summary “Cardero” refers to Cardero Ghana.

1.1        Location

The Sheini Hills Iron Project is located in the Zabzugu-Tatale District in the Northern Region of the Republic of Ghana. The project area is situated in the eastern part of the Northern Region, close to the border with Togo and approximately 400 km north of Accra. Tamale, Ghana’s second largest city, with a population of approximately 360,000, lies 170 km west of the project area. Access to site from Tamale is by a paved road as far as Yendi and then by a series of all-weather roads. The terrane of the Sheini project area is characterized by a series of steep ridges surrounded by slightly undulating, semi-open savannah woodland.

1.2        Property Description and Ownership

The project area consists of three contiguous prospecting licences, which define a cumulative licence area of 397.5 km2. The prospecting licences were issued to and are held by Emmaland Resources Ltd (“Emmaland”). Cardero Ghana has entered into three separate joint ventures with Emmaland (effective as of 12 December 2011) to explore and, if warranted, develop the lands subject to the prospecting licences.

1.3        Data Quality

As part of its work, SRK verified that the data provided by Cardero is sufficiently robust for use in deriving a Mineral Resource Estimate. This included viewing drillholes at the core shed in order to check the quality of logging, along with cross-checking assay certificates against the database. Cardero has conducted what is considered to be industry best practice in relation to the QAQC checks and has developed a systematic process in which duplicates, blank material, and standard reference materials are inserted into the sample stream at regular intervals.

1.4        Geology and Mineralization

Iron mineralization at Sheini occurs as primary Ironstone (banded and granular types with local hardcap development) and as Detrital iron deposits (located on plains, peripheral to the Ironstone deposits). Primary iron mineralization identified at Sheini, being classed as a “Rapitan-type iron formation”, predominantly comprises bladed hematite with lesser iron hydroxides (goethite and limonite) confined to interbedded banded iron formation and granular iron formation at the base of the Late Precambrian – Early Phanerozoic Buem Formation. The Ironstone package and adjacent footwall and hanging wall lithologies have been subjected to ductile deformation resulting in a series of broadly N-S trending asymmetric inclined fold structures, offset by a series of NNE-SSW trending, and later E-W to ENE-WSW trending, brittle faults. The iron mineralization is sedimentary in origin, and extends to a total of approximately 8.6 km along strike, up to 1.2 km across strike and to depths of up to 300 m from surface.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2012	Page 30

1.5        Geological Model

Geological modelling was conducted in 3D Geomodeller software, using logged Ironstone (which groups together both banded and granular iron formation) as an explicit control on model geometry. Fresh Ironstone was modelled within three spatially distinct domains – north zone (zone 100), central zone (zone 200) and south zone (zone 300), all of which lie within the Sheini Central licence. Geological mapping, sectional interpretations (by both Cardero and SRK geologists) and both downhole and surface structural measurements were used to help model the geometry of the orebody between drillholes on and between sections.

In addition to primary Ironstone mineralization, re-deposited Detrital material forms extensive flat-lying platforms adjacent to N-S trending ridges throughout the project area. Detrital wireframes were generated in Leapfrog Mining software.

Surficial weathered Ironstone or Hardcap wireframes were generated in CAE Datamine Studio 3 software and based on logging in Cardero’s lithological drillhole log.

Figure ES 1 shows the modelled Ironstone and Detritals.

Figure ES 1: Oblique view (36° towards 325°) of the Detrital wireframes (blue) with Ironstone domains 100-300 (pink) overlain on the topography survey. (Source: SRK)

1.6        Mineral Resource Estimate

A 4 m composite file was used in a geostatistical study (variography and Quantitative Kriging Neighbourhood Analysis – “QKNA”) that enabled Ordinary Kriging (“OK”) to be used as the main interpolation method. Due to the current structural interpretation of the Sheini Hills Iron Project, which incorporates a series of asymmetric fold structures, SRK adopted the ‘Unfold’ technique to enable the drillhole file to be converted into a flat plane, with the aim of improving on the quality of the geostatistical results. Unfolding was not considered necessary for the Detrital and Hardcap domains. The results of the variography and the QKNA were utilized to determine the most appropriate search parameters.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2012	Page 31

The interpolated block model was validated through visual checks and a comparison of the mean input composite and output model grades. SRK is confident that the interpolated block grades are a reasonable reflection of the available sample data on both global and local scales.

1.7        Mineral Resource Statement

The Mineral Resource Statement generated by SRK has been restricted to all classified material falling within the Whittle shell representing the optimisation parameters outlined above and above a cut-off grade of 15% Fe. This represents the material which SRK considers has reasonable prospect for eventual economic extraction potential based on the Whittle optimisation analysis. Table ES 1 shows the resulting Mineral Resource Statement for Sheini Hills.

Mineral Resources were estimated in conformity with generally accepted CIM Estimation of Mineral Resource and Mineral Reserve Best Practices Guidelines. It has an effective date of 7 January 2013. The Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. The Mineral Resources discussed herein may be affected by subsequent assessments of mining, environmental, processing, permitting, taxation, socio-economic, political and other factors. There is insufficient information available to assess the extent of which the Mineral Resources may be affected by these factors.

In total, and including the Ironstone, Detrital material and Hardcap, SRK has reported an Inferred Mineral Resource of 1.3 billion tonnes (Bt), with mean grades of 33.8% Fe, 6.0% Al2O3, 37.3% SiO2 and 0.27% P. The resource statement has reported above a cut-off grade of 15% Fe and within an optimized pit shell. The optimized pit used to constrain this estimate has a strip ratio of 0.93 (waste tonnes : ore tonnes).

Table ES 1: Mineral Resource Statement for the Sheini Hills Iron Ore Project Reported above a
15% Fe cut-off and within an optimized pit shell

Zone	Resource Category	Tonnes (Mt)	Fe %	Al2O3%	SiO2%	P %
Ironstone Sheini Central - North	Inferred	349.2	37.6	4.4	34.3	0.26
Ironstone Sheini Central - Centre	Inferred	111.1	34.6	5.2	38.0	0.28
Ironstone Sheini Central - South	Inferred	581.0	33.9	5.4	37.2	0.36
Ironstone Hardcap	Inferred	4.1	36.5	8.5	32.3	0.09
Ironstone Total	Inferred	1,045	35.2	5.1	36.3	0.32
Detritals	Inferred	266.9	28.2	9.5	41.1	0.09
TOTAL	Inferred	1,312	33.8	6.0	37.3	0.27

Notes:

(1) Mineral Resources which are not Mineral Reserves have no demonstrated economic viability

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2012	Page 32

(2) The effective date of the Mineral Resource is 7 January 2013
(3) The Mineral Resource Estimate for the Sheini deposit was constrained within lithological solids and within a Lerchs-Grossman optimized pit shell defined by the following assumptions; pig iron flow sheet; metal price of USD400/t; slope angles of 53º in the Ironstone and Detrital material; a mining recovery of 95.0%; a mining dilution of 5.0%; a base case mining cost of USD2.50/t; process operating costs of USD2.50/t ore USD4.50/t ore in the Ironstone and Detrital respectively; Ironstone processing recovery of 100%; Detrital processing recovery of 25%; reductant costs of USD0.58/t%Fe and other concentrate costs of USD33.33/t; smelting costs were separated into power and other costs and were estimated at USD27.50/t and  USD51.00/t, respectively; 90% assumed product grade
(4) Mineral Resources for the Sheini Hills deposit have been classified according to the “CIM Standards on Mineral Resources and Reserves: Definitions and Guidelines (December 2005)” by Howard Baker (MAusIMM(CP)), an independent Qualified Person as defined in NI 43-101.

1.8        Metallurgical Testwork

SRK has initiated and reviewed a certain amount of metallurgical testwork on samples collected from the deposit so as to determine whether or not the material has potential to be used to produce a saleable product and so enable it to report the above Mineral Resource Estimate.

Mineralogical investigations conducted as part of the SRK supervised testwork programme indicate the presence of haematite and quartz as the dominant mineral species in the Ironstone unit. Scanning Electron Microscopy (“SEM”) analysis indicated that the haematite is present as very fine plate-like particles, with a face diameter of the order of 5-10 µm, cemented in a silicate matrix.

As a consequence of the very fine haematite grain size, no significant upgrading was able to be achieved by conventional separation processes including gravity separation at coarser sizes together with magnetic separation at finer sizes. Additional testwork including flotation (both “direct” for haematite recovery, and “reverse” for silica rejection) and selective flocculation did not suggest any potential for significant separation and upgrading.

In parallel with the SRK supervised programme, Cardero [Cardero Materials Testing Laboratory Ltd. (“CMTL”)] has conducted some metallurgical testwork at its in-house facility. The first test result reported to SRK was a smelting test using Cardero’s in-house smelting technology. This test was conducted on a sample of Ironstone with a head grade of 37% Fe. The smelting test resulted in the production of a pig iron product of reasonable quality, although the P content was high. The economic analysis provided by Cardero for the smelting test suggested that the process would generate a positive operating margin; the magnitude of which would be enhanced if the smelting process was fed with material of a higher grade than the global run of mine ore.

Subsequent testwork results provided to SRK consisted of a “magnetising roast” test conducted on the Ironstone sample. The principle behind this process is to convert the haematite to magnetite by roasting the ore under reducing conditions, and then to separate the magnetite by conventional Low Intensity Magnetic Separation (“LIMS”). This testwork resulted in the upgrading of the roasted material from 37% Fe to just under 50% Fe, with a corresponding reduction in silica content.

In summary, the Ironstone does not respond to conventional separation processes due to the fine, and finely disseminated, nature of the haematite mineralization, although the Detrital material does show some potential for conventional processing. Given the very fine liberation size of the haematite, even if a high degree of liberation can be achieved, such as by converting the haematite to magnetite, most physical separation processes are very inefficient and non-selective at such a fine liberation size. While direct smelting is a potential option from a technical viewpoint, any upgrading that could be achieved prior to smelting would improve the economics of the smelting process.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2012	Page 33

SRK’s conclusions, based on the above, are that while there is potential for the mineralization identified to be used to generate a saleable product, this will not be via a conventional flow sheet and further testwork will be required to prove this.

1.9        Conclusions and Recommendations

The primary aim of this report was to generate a Mineral Resource Estimate for the Sheini Hills iron asset owned by Cardero using all available and valid data. Qualified Person Howard Baker (MAusIMM(CP)) believes the aim has been achieved and that the project has met the original objectives.

It is the opinion of SRK that the quantity and quality of available data is sufficient to generate Inferred resources and that the Mineral Resource Statement has been classified in accordance with the Guidelines of NI43-101 and accompanying documents 43-101.F1 and 43-101.CP. It has an effective date of 7 January 2013.

In total, and including the Ironstone, Detrital material and Hardcap, SRK has reported an Inferred Mineral Resource of 1.3 Bt, with mean grades of 33.8% Fe, 6.0% Al2O3, 37.3% SiO2 and 0.27% P. The resource statement has reported above a cut-off grade of 15% Fe and within an optimized pit shell. The optimized pit used to constrain this estimate has a strip ratio of 0.93 (waste tonnes : ore tonnes).

The Mineral Resource Statement generated by SRK has been restricted to all classified material falling within the Whittle shell representing a metal price of USD400/t following the assumption that the raw, unbeneficiated Ironstone is smelted together with beneficiated Detrital material to produce a high phosphorous pig iron product, this being the flow sheet most supported by the metallurgical testwork completed to date. This represents the material which SRK considers has reasonable prospect for eventual economic extraction.

SRK recommends to Cardero that it makes additional metallurgical testwork its priority to confirm the technical viability of one of the process routes being studied and the nature of the products that will be produced. Furthermore, and with the benefit of future metallurgical data, SRK recommends that Cardero then undertakes a Preliminary Economic Assessment (PEA) to determine the potential economics of the project, inclusive of a market study to ensure that the envisaged product meets market requirements, prior to undertaking any additional resource definition drilling.

SRK recommends the following work programme be undertaken:

Phase I: Additional metallurgical test work in order to finalize the processing flowsheet. Product specification will be a critical factor in determining the future direction of the project, whether it is production of a commercially saleable concentrate or hot metal / pig iron products.

Phase II: On completion of the metallurgical test work, a PEA is recommended to assess the economics of the project.

Phase III: Contingent on positive PEA results, additional drilling will be required to test multiple targets to the south (18,000 m drilling over 24 km strike length) and extensive drilling will be required to move Inferred Mineral Resources to the Indicated and Measured categories.

Phase I detailed metallurgical work will be completed during Quarter 1, 2013. Cardero has allocated a budget of CAD 300,000 to complete this work which SRK deems appropriate. Several samples are currently being shipped from Ghana to CMTL.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2012	Page 34

Detrital samples from four reverse circulation samples will be combined into one 220 kg sample. Ironstone samples will comprise three separate metallurgical tests.

A series of tests will be run on metallurgical samples each following the basic principles of the magnetizing roast flow sheet. Conditions in each stage of the flow sheet will be varied to determine the optimal combination. Coarse grind size will be tested at 4.0 mm, 2.0 mm and 0.25 mm. Magnetising roast will be varied according to two temperatures (900°C or 1100°C) and various rotary hearth furnace residence times.

Grade and recovery will be analysed to determine the optimal concentrate which will be used as feedstock for bench-scale box-furnace melt tests, to simulate the pig iron that could be produced in an electric arc furnace.

SRK considers the planned testwork appropriate.

Sheini- Proposed Work

During the fiscal year ending October 31, 2013, the Company proposes, subject to financing, to carry out the recommended metallurgical testing. Depending upon the results obtained, the Company will assess the appropriate next steps with respect to the project. The Company presently has sufficient funds in place to carry out the recommended metallurgical testing, which has a budget of $300,000 and should be complete by mid-2013.

Other Mineral Properties

Longnose Titanium Project, Minnesota, USA

Cardero's indirect wholly owned subsidiary, Cardero Iron Ore (USA) Inc. ("CIOUS"), holds an option to acquire up to an 85% interest in the Longnose project by incurring USD 1,850,000 in expenditures (to acquire 70%) and delivering a feasibility study (to acquire an additional 15%). Upon CIOUS earning its 70% or 85% interest, the optionor of the Longnose project has the option to maintain its 30% or 15% interest and enter into a joint venture with CIOUS, or to convert its working interest to either a 10% or 5% net profits interest. Advance royalties and production royalties are payable to the underlying property lessors.

In 2011, SRK Consulting (Canada) Ltd. ("SRK Canada") was retained by Cardero to complete a Mineral Resource for the Longnose project, as well as to update the technical report for the Longnose project. The Mineral Resource Statement for the Longnose project is presented in Table LTP-1 below.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2012	Page 35

Table LTP-1: Mineral Resource Statement*, Longnose Project, Minnesota, USA,
SRK Consulting (Canada) Inc., effective date, January 19, 2012.

Category (Open Pit**)	Estimated Quantity	Estimated Grade
		TiO2	Adjusted Fe2O3***
	Mt	%	%
Indicated	58.1	16.6	18.8
Inferred	65.3	16.4	19.4
*

Mineral resources are reported in relation to a conceptual pit shell. Mineral resources are not mineral reserves and do not have demonstrated economic viability. All figures are rounded to reflect the relative accuracy of the estimate. All composites have been capped where appropriate.

*Open pit (near surface) Mineral Resources are reported at a cut-off grade of 8% TiO2 . Cut-off grades are based on a price of US$170 per tonne of ilmenite back calculated to TiO2 and recoveries of 70 percent, without considering revenues from other metals.

**Reported Fe2 O3 has been lowered to reflect the amount of Fe estimated contained within ilmenite and silicates, based upon Davis Tube testing. At this time, accurately quantifying the amount of magnetite contained within this estimate is not possible.

The Mineral Resource Statement for Longnose has been quantified in terms of TiO2 and Fe2O3, the analytical components captured for assays of titanium and iron. The Fe2O3 values have been reduced to reflect Fe found within silicates and within the ilmenite associated with the TiO2, however accurately quantifying magnetite is not possible at this time as further mineralogical work will be needed. In any potential mining scenario, the Longnose project would produce ilmenite (FeTiO3) and may produce titaniferous magnetite (TiFe2O4) and magnetite (Fe3O4) as a by-product. Using CIOUS’s Davis Tube test results, historic mineralogy and metallurgy reports, reasonable assumptions regarding mineralogy of the deposit, estimates of the quantity of ilmenite was made.

No exploration has been carried out at the Longnose project during the current quarter or to the date of this MD&A, and no further work is planned at this time. The Company intends to seek a partner to advance the Longnose project.

Titac Titanium Project, Minnesota, USA

The Titac Project Area interests are held by CIOUS. CIOUS holds a 100% leasehold interest in the Titac Project Area under a mining lease dated July 1, 2009. The lease is for an initial term of 20 years, subject to extension for up to 20 additional years, and requires annual rental payments until commercial production and thereafter production royalty payments (minimum $200,000/year).

In July 2011, SRK Canada was retained by Cardero to complete a Mineral Resource for the Titac project deposits, as well as to update the technical report for the Titac project. The Mineral Resource Statement for the Titac Project is presented in Table TTP-1 below.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2012	Page 36

Table TTP-1: Mineral Resource Statement*, Titac Project, Minnesota, USA,
SRK Consulting (Canada) Inc., effective date, January 19, 2012

Category	Estimated Quantity	Estimated Grade
		TiO2	Adjusted Fe2 O3 ***
	Mt	%	%
Inferred	Open Pit**	15.0	14.74

*

Mineral resources are reported in relation to a conceptual pit shell. Mineral resources are not mineral reserves and do not have demonstrated economic viability. All figures are rounded to reflect the relative accuracy of the estimate. All composites have been capped where appropriate.

*Open pit mineral resources are reported at a cut-off grade of 8% TiO2. Cut-off grades are based on a price of US$170 per tonne of ilmenite back calculated to TiO2 and recoveries of 70 percent, without considering revenues from other metals.
**Reported Fe2O3 has been lowered to reflect the amount of Fe estimated to be contained in ilmenite based on the assumption that all Ti has been assigned to ilmenite. At this time, accurately quantifying the amount of magnetite contained within this estimate is not possible.

The Mineral Resource Statement for Titac has been quantified in terms of TiO2 and Fe2O3, the analytical components captured for assays of titanium and iron. In any potential mining scenario, the Titac project would produce ilmenite (FeTiO3) and potentially titaniferous magnetite (TiFe2O4) and magnetite (Fe3O4) as a by-product. The Fe2O3 values have been reduced to reflect Fe found within the ilmenite associated with the TiO2, however accurately quantifying magnetite is not possible at this time as further mineralogical work will be needed.

No exploration has been carried out at the Titac project during the current quarter or to the date of this MD&A, and no further work is planned at this time. The Company intends to seek a partner to advance the Titac project.

Organullo Project, Argentina

On September 9, 2011, the Company entered into an option/joint venture agreement with Artha Resources Corporation (“Artha”), whereby an Argentinean subsidiary of Artha can earn a 55% working interest in the Organullo property, and thereafter form a joint venture with Cardero Argentina S.A., a wholly owned subsidiary of the Company.

The option agreement provides that Artha has the option to earn a 55% working interest in the Organullo property by incurring an aggregate of USD 1,500,000 in exploration expenditures over three years (USD 250,000 by September 9, 2012) and by issuing an aggregate of 350,000 common shares in the capital of Artha, also over three years (50,000 shares within 15 days of TSXV acceptance - issued). Upon Artha having earned its initial 55% interest, the Company has the right to maintain its 45% interest through pro rata funding of exploration expenditures going forward. Alternatively, the Company may choose to be diluted down to a minimum interest of 10%, at which point its interest will be converted to a 2% NSR royalty.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2012	Page 37

The Company understands that, during 2012, Artha carried out a program of mapping and sampling, as well as a review of all available data, to assess the potential of the Organullo deposit. The Company also understands that, subject to raising the necessary financing, Artha currently proposes to carry out drill program at the Organullo property in 2013. Further information will be released as received from Artha.

Minas Pirquitas Project, Argentina

On July 17, 2009, the Company and Davcha Resources Pty. Ltd. ("Davcha") finalized the formal agreement in connection with the option to Davcha to earn a 55% interest in the property. Davcha is the operator. The Company has been advised that Davcha has agreed to option its interest in the Minas Pirquitas property, and four other properties in the same region, to Artha. Pursuant to the Cardero/Davcha agreement, Davcha is required to incur expenditures of USD 50,000 on or before July 14, 2010 and additional expenditures of USD 950,000 on or before July 14, 2013.

Artha has advised that it is currently in the process of finalizing community access agreements so that an initial 2,500m drilling program can be initiated on the Noeilla Breccia and Pirquitas NW prospects, where surface work and IP geophysics have defined 2 targets ready for drilling. Further information will be released as received from Artha.

Qualified Person(s) and Quality Control/Quality Assurance

EurGeol Keith Henderson PGeo, Cardero's Executive Vice President and a qualified person as defined by NI 43-101, has supervised the preparation of the scientific and technical information that forms the basis for the mineral property disclosure in this MD&A (other than with respect to the Carbon Creek and Sheini Reports) and has approved the disclosure herein. Mr. Henderson is not independent of the Company, as he is an employee and holds incentive stock options.

Howard Baker B.Sc., M.Sc., MAusIMM (CP) a Principal Geologist (Mining Geology) with SRK Consulting (UK) Ltd., has acted as the Qualified Person, as defined in NI 43-101, for the Sheini Report and, in particular, the resource estimate contained therein. Mr. Baker has 18 years practical experience in the mining industry with the previous 10 years focussed on iron ore mining, exploration and mineral resource estimation. Mr. Baker worked as a Senior Mine Geologist at the BHP Billiton, Yarrie Operation in the Pilbara region of Western Australia and as a Specialist Resource Geologist for Rio Tinto Iron Ore, also in Pilbara region of Western Australia. Following this, Mr. Baker has worked as a Principal Geologist for SRK on numerous iron ore deposits including those in West and Central Africa, Sweden, Finland, Canada, Portugal and Armenia.

Larry Henchel, P.G., John Lewis, P.E., and Larry Messinger QP(MMSA) (all of Norwest Corporation), each of whom is a qualified person as defined by National Instrument 43-101, are each responsible for portions of the Carbon Creek Report.

John Lewis, P.E. is Manager of Underground Mining with Norwest Corporation in Salt Lake City, USA. Mr. Lewis has 18 years' experience in the coal mining industry with expertise gathered from US mining operations in the areas of longwall mining, continuous mining, pillar retreat with MRS, mine ventilation, mine safety and health regulations, project management, short and long-term planning and mine budgeting.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2012	Page 38

Larry Messinger, QP(MMSA) is a Senior Project Manager at Norwest Corporation and has over 35 years in the mining and energy industries with experience in project management, project evaluation and development, surface coal mine planning and operations, strategic planning, and market analysis. He has performed pre-feasibility studies for coal properties in Mongolia, South America and Mexico.

Larry Henchel, P.G. is Vice President Geologic Services of Norwest Corporation and has over 25 years' experience in surface and underground coal mining geology, specializing in exploration and evaluation of coal and mineral properties. He has held positions in operating mines as well as participating in regional exploration projects. He is skilled in computerized modeling and reserve analysis of single and multi-seam coal deposits and has worked on projects in numerous countries, including the United States, Canada, India, South America, the Middle East, Mongolia and Southern Africa.

Risk Factors

The Company is in the business of acquiring, exploring and, if warranted, developing and exploiting natural resource properties, primarily in Canada, Mexico, Argentina, the United States, and Ghana. Due to the nature of the Company's proposed business and the present stage of exploration of its mineral properties (which are primarily early to advanced stage exploration properties and, with the exception of Carbon Creek, which has estimated reserves and resources, and Sheini, Titac and Longnose, which have estimated resources, with no known resources and or known reserves), the following risk factors, among others, will apply:

Resource Exploration and Development is Generally a Speculative Business: Resource exploration and development is a speculative business and involves a high degree of risk, including, among other things, unprofitable efforts resulting both from the failure to discover mineral deposits and from finding mineral deposits which, though present, are insufficient in size and grade at the then prevailing market conditions to return a profit from production. The marketability of natural resources which may be acquired or discovered by the Company will be affected by numerous factors beyond the control of the Company. These factors include market fluctuations, the proximity and capacity of natural resource markets, government regulations, including regulations relating to prices, taxes, royalties, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

Other than on the Carbon Creek property, there are no known reserves and, other than on the Carbon Creek, Sheini, Titac and Longnose properties there are no known resources, on any of the Company's properties. The majority of exploration projects do not result in the discovery of commercially mineable deposits of ore. Substantial expenditures are required to establish ore reserves through drilling and metallurgical and other testing techniques, determine metal content and metallurgical recovery processes to extract metal from the ore, and construct, renovate or expand mining and processing facilities. No assurance can be given that any level of recovery of ore reserves will be realized or that any identified mineral deposit, even it is established to contain an estimated resource, will ever qualify as a commercial mineable ore body which can be legally and economically exploited. Mineral resources are not mineral reserves and there is no assurance that any mineral resources will ultimately be reclassified as proven or probable reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Fluctuation of Commodity Prices: Even if commercial quantities of mineral deposits are discovered by the Company, there is no guarantee that a profitable market will exist for the sale of the minerals produced. The Company's long-term viability and profitability depend, in large part, upon the market price of minerals which have experienced significant movement over short periods of time, and are affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods. The recent price fluctuations in the price of all commodities for which the Company is presently exploring is an example of a situation over which the Company has no control and may materially adversely affect the Company in a manner that it may not be able to compensate for. The supply of and demand for minerals are affected by various factors, including political events, economic conditions and production costs in major producing regions. There can be no assurance that the price of any minerals produced from the Company's properties will be such that any such deposits can be mined at a profit.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2012	Page 39

Recent market events and conditions: Since 2008, the U.S. credit markets have experienced serious disruption due to a deterioration in residential property values, defaults and delinquencies in the residential mortgage market (particularly, sub-prime and non-prime mortgages) and a decline in the credit quality of mortgage backed securities. These problems have led to a slow-down in residential housing market transactions, declining housing prices, delinquencies in non-mortgage consumer credit and a general decline in consumer confidence. These conditions caused a loss of confidence in the broader U.S. and global credit and financial markets and resulting in the collapse of, and government intervention in, major banks, financial institutions and insurers and creating a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions. Notwithstanding various actions by the U.S. and foreign governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and stock markets to decline substantially. In addition, general economic indicators have deteriorated, including declining consumer sentiment, increased unemployment and declining economic growth and uncertainty about corporate earnings.

While these conditions appear to have improved slightly in 2011/12, unprecedented disruptions in the credit and financial markets have had a significant material adverse impact on a number of financial institutions and have limited access to capital and credit for many companies. These disruptions could, among other things, make it more difficult for the Company to obtain, or increase its cost of obtaining, capital and financing for its operations. The Company's access to additional capital may not be available on terms acceptable to it or at all.

General Economic Conditions: The recent unprecedented events in global financial markets have had a profound impact on the global economy. Many industries, including the gold and base metal mining industry, are impacted by these market conditions. Some of the key impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets, and a lack of market liquidity. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates, and tax rates may adversely affect the Company's growth and profitability. Specifically:

  The global credit/liquidity crisis could impact the cost and availability of financing and the Company's overall liquidity

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2012	Page 40

  the volatility of gold and other base metal prices may impact the Company’s future revenues, profits and cash flow volatile energy prices, commodity and consumables prices and currency exchange rates impact potential production costs the devaluation and volatility of global stock markets impacts the valuation of the Common Shares, which may impact the Company’s ability to raise funds through the issuance of Common Shares

These factors could have a material adverse effect on the Company’s financial condition and results of operations.

Share Price Volatility: In recent years, worldwide securities markets, particularly those in the United States and Canada, have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered exploration or development stage companies, have experienced unprecedented fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Most significantly, the share prices of junior natural resource companies have experienced an unprecedented decline in value and there has been a significant decline in the number of buyers willing to purchase such securities. In addition, significantly higher redemptions by holders of mutual funds has forced many of such funds (including those holding the Company’s securities) to sell such securities at any price. As a consequence, despite the Company’s past success in securing significant equity financing, market forces may render it difficult or impossible for the Company to secure placees to purchase new share issues at a price which will not lead to severe dilution to existing shareholders, or at all.

Therefore, there can be no assurance that significant fluctuations in the trading price of the Company’s common shares will not occur, or that such fluctuations will not materially adversely impact on the Company’s ability to raise equity funding without significant dilution to its existing shareholders, or at all.

Permits and Licenses: The operations of the Company will require licenses and permits from various governmental authorities. There can be no assurance that the Company will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at its projects, on reasonable terms or at all. Delays or a failure to obtain such licenses and permits, or a failure to comply with the terms of any such licenses and permits that the Company does obtain, could have a material adverse effect on the Company.

Acquisition of Mineral Properties under Agreements: The agreements pursuant to which the Company has the right to acquire a number of its properties provide that the Company must make a series of cash payments and/or share issuances over certain time periods, expend certain minimum amounts on the exploration of the properties or contribute its share of ongoing expenditures. Failure by the Company to make such payments, issue such shares or make such expenditures in a timely fashion may result in the Company losing its interest in such properties. There can be no assurance that the Company will have, or be able to obtain, the necessary financial resources to be able to maintain all of its property agreements in good standing, or to be able to comply with all of its obligations thereunder, with the result that the Company could forfeit its interest in one or more of its mineral properties.

Title Matters: The acquisition of title to mineral properties in Mexico, Argentina and Ghana is a very detailed and time-consuming process. Title to, and the area of, mineral concessions may be disputed. While the Company has diligently investigated title to all mineral properties in which it has an interest and, to the best of its knowledge, title to all such properties is in good standing or, where not yet granted, the application process appears to be proceeding normally in all the circumstances, this should not be construed as a guarantee of title or that any such applications for concessions will be granted. Title to mineral properties may be affected by undetected defects such as aboriginal or indigenous peoples' land claims, or unregistered agreements or transfers. The Company has not obtained title opinions for the majority of its mineral properties. Not all the mineral properties in which the Company has an interest have been surveyed, and their actual extent and location may be in doubt.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2012	Page 41

Surface Rights and Access: Although the Company acquires the rights to some or all of the minerals in the ground subject to the mineral tenures that it acquires, or has a right to acquire, in most cases it does not thereby acquire any rights to, or ownership of, the surface to the areas covered by its mineral tenures. In such cases, applicable mining laws usually provide for rights of access to the surface for the purpose of carrying on mining activities, however, the enforcement of such rights through the courts can be costly and time consuming. It is necessary to negotiate surface access or to purchase the surface rights if long-term access is required. There can be no guarantee that, despite having the right at law to access the surface and carry on mining activities, the Company will be able to negotiate satisfactory agreements with any such existing landowners/occupiers for such access or purchase of such surface rights, and therefore it may be unable to carry out planned mining activities. In addition, in circumstances where such access is denied, or no agreement can be reached, the Company may need to rely on the assistance of local officials or the courts in the applicable jurisdiction, the outcomes of which cannot be predicted with any certainty. The inability of the Company to secure surface access or purchase required surface rights could materially and adversely affect the timing, cost or overall ability of the Company to develop any mineral deposits it may locate. This is a particular problem in many areas of Mexico, Argentina and Ghana, where blockades of access to the Company's properties, hostile actions by local communities and the potential unwillingness of local police or governmental officials to assist a foreign company against its own citizens can result in the Company being unable to carry out any exploration activities despite being legally authorized to do so and having complied with all applicable local laws and requirements.

No Assurance of Profitability: The Company has no history of production or earnings and due to the nature of its business there can be no assurance that the Company will be profitable. The Company has not paid dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future. All of the Company's properties are in the exploration stage and, with the exception of Carbon Creek, the Company has not defined or delineated any proven or probable reserves on any of its properties. None of the Company's properties are currently under development. Continued exploration of its existing properties and the future development of any properties found to be economically feasible, will require significant funds. The only present source of funds available to the Company is through the sale of its equity securities or the sale or optioning of a portion of its interest in its mineral properties. Even if the results of exploration are encouraging, the Company may not have sufficient funds to conduct the further exploration that may be necessary to determine whether or not a commercially mineable deposit exists. While the Company may generate additional working capital through further equity offerings or through the sale or possible syndication of its properties, there is no assurance that any such funds will be available on favourable terms, or at all. At present, it is impossible to determine what amounts of additional funds, if any, may be required. Failure to raise such additional capital could put the continued viability of the Company at risk.

Uninsured or Uninsurable Risks: Exploration, development and mining operations involve various hazards, including environmental hazards, industrial accidents, metallurgical and other processing problems, unusual or unexpected rock formations, structural cave-ins or slides, flooding, fires, metal losses and periodic interruptions due to inclement or hazardous weather conditions. These risks could result in damage to or destruction of mineral properties, facilities or other property, personal injury, environmental damage, delays in operations, increased cost of operations, monetary losses and possible legal liability. The Company may not be able to obtain insurance to cover these risks at economically feasible premiums or at all. The Company may elect not to insure where premium costs are disproportionate to the Company's perception of the relevant risks. The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration and production activities.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2012	Page 42

Government Regulation: Any exploration, development or mining operations carried on by the Company will be subject to government legislation, policies and controls relating to prospecting, development, production, environmental protection, mining taxes and labour standards. The Company cannot predict whether or not such legislation, policies or controls, as presently in effect, will remain so, and any changes therein (for example, significant new royalties or taxes), which are completely outside the control of the Company, may materially adversely affect to ability of the Company to continue its planned business within any such jurisdictions.

Foreign Countries and Political Risk: The Company has mineral properties located in Argentina, Mexico, the United States and Ghana. In such countries, mineral exploration and mining activities may be affected in varying degrees by political or economic instability, expropriation of property and changes in government regulations such as tax laws, business laws, environmental laws and mining laws. Any changes in regulations or shifts in political conditions are beyond the control of the Company and may materially adversely affect it business, or if significant enough, may make it impossible to continue to operate in certain countries. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, foreign exchange restrictions, export controls, income taxes, expropriation of property, environmental legislation and mine safety.

Dependence Upon Others and Key Personnel: The success of the Company's operations will depend upon numerous factors, many of which are beyond the Company's control, including (i) the ability of the Company to enter into strategic alliances through a combination of one or more joint ventures, mergers or acquisition transactions; and (ii) the ability to attract and retain additional key personnel in exploration, mine development, sales, marketing, technical support and finance. These and other factors will require the use of outside suppliers as well as the talents and efforts of the Company. There can be no assurance of success with any or all of these factors on which the Company's operations will depend. The Company has relied and may continue to rely, upon consultants and others for operating expertise.

Exploration and Mining Risks: Fires, power outages, labour disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs. Substantial expenditures are required to establish reserves through drilling, to develop metallurgical processes, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis. The economics of developing mineral properties is affected by many factors including the cost of operations, variations of the grade of ore mined, fluctuations in the price of gold or other minerals produced, costs of processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material. Short term factors, such as the need for orderly development of ore bodies or the processing of new or different grades, may have an adverse effect on mining operations and on the results of operations. There can be no assurance that minerals recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale operations. Material changes in geological resources, grades, stripping ratios or recovery rates may affect the economic viability of projects.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2012	Page 43

Currency Fluctuations: The Company presently maintains its accounts in Canadian dollars. Due to the nature of its operations in such countries, the Company also maintains accounts in U.S. dollars, Mexican and Argentinean pesos and Ghanaian cedis. The Company's operations in the United States, Mexico, Argentina and Ghana and its proposed payment commitments and exploration expenditures under many of the agreements pursuant to which it holds, or has a right to acquire, an interest in its mineral properties are denominated in U.S. dollars, making it subject to foreign currency fluctuations. Such fluctuations are out of its control and may materially adversely affect the Company's financial position and results. The Company does not engage in any hedging programs with respect to currencies.

Environmental Restrictions: The activities of the Company are subject to environmental regulations promulgated by government agencies in different countries from time to time. Environmental legislation generally provides for restrictions and prohibitions on spills, releases or emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. Certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

Regulatory Requirements: The activities of the Company are subject to extensive regulations governing various matters, including environmental protection, management and use of toxic substances and explosives, management of natural resources, exploration, development of mines, production and post-closure reclamation, exports, price controls, taxation, regulations concerning business dealings with indigenous peoples, labour standards on occupational health and safety, including mine safety, and historic and cultural preservation. Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties, enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions, any of which could result in the Company incurring significant expenditures. The Company may also be required to compensate those suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements. It is also possible that future laws and regulations, or more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspension of the Company's operations and delays in the exploration and development of the Company's properties.

Limited Experience with Development-Stage Mining Operations: The Company has limited experience in placing resource properties into production, and its ability to do so will be dependent upon using the services of appropriately experienced personnel or entering into agreements with other major resource companies that can provide such expertise. There can be no assurance that the Company will have available to it the necessary expertise when and if it places its resource properties into production.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2012	Page 44

Estimates of Mineral Reserves and Resources and Production Risks: The mineral resource/reserve estimates presented in the Company's filings with securities regulatory authorities, press releases and other public statements that may be made from time to time are based upon estimates made by Company personnel and independent geologists, and no assurance can be given that any particular level of recovery of minerals will in fact be realized or that an identified reserve or resource will ever qualify as a commercially mineable (or viable) deposit which can be legally and economically exploited. The estimating of mineral resources and mineral reserves is a subjective process and the accuracy of mineral resource and mineral reserve estimates is a function of the quantity and quality of available data, the accuracy of statistical computations, and the assumptions used and judgments made in interpreting available engineering and geological information. There is significant uncertainty in any mineral resource or mineral reserve estimate and the actual deposits encountered and the economic viability of a deposit may differ materially from the Company’s estimates. Accordingly, there can be no assurance that:

• these estimates will be accurate;

• reserve, resource or other mineralization figures will be accurate; or

• this mineralization could be mined or processed profitably.

Because the Company has not commenced production at any of its properties, and has not (with the exception of Carbon Creek) defined or delineated any proven or probable reserves on any of its properties, mineralization estimates for the Company’s properties may require adjustments or downward revisions based upon further exploration or development work or actual production experience. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material. There can be no assurance that minerals recovered in small-scale tests will be duplicated in large-scale tests under on-site conditions or in production scale. Production can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. Short term factors, such as the need for orderly development of deposits or the processing of new or different grades, may have a material adverse effect on mining operations and on the results of operations. There can be no assurance that minerals recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale operations. Material changes in reserves or resources, grades, stripping ratios or recovery rates may affect the economic viability of projects. The estimated resources described in the Company’s filings with securities regulatory authorities, press releases and other public statements that may be made from time to time should not be interpreted as assurances of mine life or of the profitability of future operations. Estimated mineral resources and mineral reserves may have to be re-estimated based on changes in applicable commodity prices, further exploration or development activity or actual production experience. This could materially and adversely affect estimates of the volume or grade of mineralization, estimated recovery rates or other important factors that influence mineral resource or mineral reserve estimates. Market price fluctuations for coal, iron ore and other metals, increased production costs or reduced recovery rates or other factors may render any particular reserves uneconomical or unprofitable to develop at a particular site or sites. A reduction in estimated reserves could require material write downs in investment in the affected mining property and increased amortization, reclamation and closure charges.

Mineral resources are not mineral reserves and there is no assurance that any mineral resources will ultimately be reclassified as proven or probable reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Enforcement of Civil Liabilities: As many of the assets of the Company and its subsidiaries are located outside of Canada and the United States, and certain of the directors and officers of the Company are resident outside of Canada and/or the United States, it may be difficult or impossible to enforce judgements granted by a court in Canada or the United States against the assets of the Company and its subsidiaries or the directors and officers of the Company residing outside of such country.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2012	Page 45

Mining Industry is Intensely Competitive: The Company’s business of the acquisition, exploration and development of mineral properties is intensely competitive. The Company may be at a competitive disadvantage in acquiring additional mining properties because it must compete with other individuals and companies, many of which have greater financial resources, operational experience and technical capabilities than the Company. The Company may also encounter increasing competition from other mining companies in efforts to hire experienced mining professionals. Competition for exploration resources at all levels is currently very intense, particularly affecting the availability of manpower, drill rigs and helicopters. Increased competition could adversely affect the Company’s ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

The Company may be a “passive foreign investment company” under the U.S. Internal Revenue Code, which may result in material adverse U.S. federal income tax consequences to investors in Common Shares that are U.S. taxpayers: Investors in Common Shares that are U.S. taxpayers should be aware that Cardero believes that it has been in one or more prior tax years, and may be in current and future tax years, a “passive foreign investment company” under Section 1297(a) of the U.S. Internal Revenue Code (a “PFIC”). However, no determination has been made regarding Cardero’s PFIC status for any particular tax year. If Cardero is or becomes a PFIC, generally any gain recognized on the sale of the Common Shares and any “excess distributions” (as specifically defined) paid on the Common Shares must be rateably allocated to each day in a U.S. taxpayer’s holding period for the Common Shares. The amount of any such gain or excess distribution allocated to prior years of such U.S. taxpayer’s holding period for the Common Shares generally will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year, and the U.S. taxpayer will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income.

Alternatively, a U.S. taxpayer that makes a “qualified electing fund” (a “QEF”) election with respect to Cardero generally will be subject to U.S. federal income tax on such U.S. taxpayer’s pro rata share of Cardero’s “net capital gain” and “ordinary earnings” (as specifically defined and calculated under U.S. federal income tax rules), regardless of whether such amounts are actually distributed by Cardero. U.S. taxpayers should be aware, however, that there can be no assurance that Cardero will satisfy record keeping requirements under the QEF rules or that Cardero will supply U.S. taxpayers with required information under the QEF rules, if Cardero is a PFIC and a U.S. taxpayer wishes to make a QEF election. As a second alternative, a U.S. taxpayer may make a “mark-to-market election” if Cardero is a PFIC and the Common Shares are “marketable stock” (as specifically defined). A U.S. taxpayer that makes a mark-to-market election generally will include in gross income, for each taxable year in which Cardero is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares as of the close of such taxable year over (b) such U.S. taxpayer’s adjusted tax basis in the Common Shares.

The above paragraphs contain only a brief summary of certain U.S. federal income tax considerations. Investors should consult their own tax advisor regarding the PFIC rules and other U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2012	Page 46

Financial Results of Operations

During the year ended October 31, 2012, the Company incurred a net loss of $11,594,099 (2011 - a net loss of $25,148,877).

The following discussion explains the variations in key components of these numbers but, as with most junior mineral exploration companies, the results of operations are not the main factor in establishing the financial health of the Company. Of far greater significance are the mineral properties in which the Company has, or may earn, an interest, its working capital and how many shares it has outstanding. Quarterly results can vary significantly depending on whether the Company has abandoned any properties or granted any stock options.

Year ended October 31, 2012 compared to year ended October 31, 2011

The Company’s general and administrative costs were $12,267,892 (2011 - $12,993,141), and reviews of the major items are as follows:

  Consulting fees of $1,071,977 (2011 - $1,324,798) includes $106,937 (2011 - $15,135) of share- based payments. The decrease was due to some consultants hired in the comparative period who were no longer retained in the current period due to a slow-down of activities in the South American subsidiaries;

  Corporate development of $368,112 (2011 - $606,239), decreased due to less active corporate development activities in the current year;

  Depreciation increased to $349,544 (2011 - $244,935), primarily due to the increased depreciation of the metallurgy lab, the camp facility in Ghana, the acquisition of Cardero Coal, and the relocation of the Vancouver office in April 2011;

  Investor relations of $429,302 (2011 - $650,779) includes $204,222 (2011 - $294,066) of share- based payments. The remaining decrease is due to less active activities due to slow down of the equity market in the current year;

  Office costs of $970,157 (2011 - $736,844), increased primarily due to increased activities in Cardero Coal and the Ghana office;

  Professional fees of $1,806,456 (2011 - $977,197), increased due to share-based payments of $179,305 (2011 - $Nil) and legal fees paid for the advice on corporate structuring and in Ghana;

  Property evaluations of $603,819 (2011 - $3,610,508), decreased primarily due to the exploration costs of $3,041,310 on Sheini incurred prior to the Company officially obtained the property licenses from the local government in the comparative year;

  Regulatory and transfer agent fees increased to $237,972 (2011 - $221,064), primarily as a result of increased filing requirements due to the private placement completed on November 29, 2011;

  Salaries and benefits of $5,419,163 (2011 - $4,286,210), increased due to the share-based payments of $2,859,996 (2011 - $992,734), and an increase in personnel due to the acquisition of Cardero Coal; and

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2012	Page 47
  Travel expenses of $769,827 (2011 - $225,639), as a result of increased activities in Cardero Coal and the subsidiary in Ghana.

Other items showed an income of $1,760,569 in the current year versus a loss of $7,737,814 in the comparable period of 2011. Due to their nature, these transactions relate to events that do not necessarily generate comparable effects on the Company’s operating results. Significant areas of change include:

  Other income of $40,143 (2011 - $Nil) from providing metallurgical testing services;

  Interest income of $149,434, of which $123,367 was from the repayment of the Trevali Mining Corporation (“Trevali”) loan versus an interest income of $1,659,273, of which $516,096 was from the repayment of the Trevali loan in the comparative period;

  Realized gain of $9,486,396 from the sale of International Tower Hill Mines Ltd. (“ITH”) (3,053,933 shares), Trevali (15,308,953 shares), and Corvus Gold Inc. (“Corvus”) (1,655,711 shares) common shares, compared to a realized gain of $14,245,612 from the sale of ITH (1,537,290 shares), Trevali (790,000 shares) common shares, and Corvus (225,000 shares) in the comparative period;

  The unrealized loss on warrants of Trevali and Abzu Gold Ltd. (“Abzu”) in the current year of $754,917 versus unrealized loss on warrants of Trevali, Abzu and Kria Resources Ltd. (“Kria”) of $3,252,256 in the comparative period;

  Gain on the loan settlement with Trevali in the amount of $1,368,953 (2011 - $Nil);

  Gain on the reclassification of investments in Abzu from equity investments to resource related investments of $Nil (2011 - $3,019,523);

  Due to substantial decline in the fair value of available-for-sale investments in Abzu, Wealth, Indico Resources Ltd. (“Indico”), and Dorato Resources Inc. (“Dorato”) common shares, the Company recorded impairment losses of $3,687,101 (2011 - $11,335,318). These changes are due to market fluctuations which are entirely outside of the Company’s control;

  The Company recognized an impairment loss of $1,112,726 from amounts dues from related parties Wealth and Dorato. The Company assessed that they are unlikely collectable in the foreseeable future. (2011 - $Nil);

  The Company wrote off $3,554,667 in exploration and evaluation assets in the current year versus $12,206,614 in prior year; and

  The Company recognized loss on equity investments of $Nil (2011 - $793,194) since Cardero Coal is now wholly-owned by the Company (2011 - 45.5% ownership interest) and the Company owns only 15.6% of Abzu’s issued and outstanding common shares (2011 - 16.66%).

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2012	Page 48

Three months ended October 31, 2012 compared to three months ended October 31, 2011

General and administrative expenses decreased by 46% (2012 - $2,942,712, 2011 - $6,957,536), primarily due to the undernoted variances that occurred in the individual categories:

  Consulting fees of $172,503 (2011 - $330,990). There were consultants hired in the comparative period who were no longer retained in the current period due to a slow-down of activities in the South American subsidiaries;

  Corporate development of $120,736 (2011 - $97,369), increased due active corporate development activities in the current period.

  Depreciation decreased to $74,109 (2011 - $173,793), primarily due to an adjustment to the understated depreciations of the metallurgy lab for the first three quarters in the comparative period;

  Office costs increased to $179,213 (2011 - $159,817), primarily due to increased activities in Cardero Coal and the Ghana office;

  Professional fees increased to $590,470 (2011 - $359,630), primarily due to the legal fees paid in Ghana in the current period;

  Property evaluations decreased to $87,465 (2011 - $3,069,984), primarily due to the exploration costs of $3,041,310 on Sheini incurred prior to the Company officially obtained the property licenses from the local government in the comparative period;

  Regulatory and transfer agent fees decreased to $72,217 (2011 - $107,690), mainly due to lower filing requirements;

  Salaries and benefits of $1,260,663 (2011 - $2,472,165), decreased due to $880,000 bonuses paid in the comparative period versus $Nil in the current period, offset by the increased salaries from hiring more staff in Cardero Coal and Ghana; and

  Travel expenses of $365,695 (2011 - $39,105), as a result of increased activities in Cardero Coal and the subsidiary in Ghana;

Other items showed a loss of $9,984,678 in the current quarter versus a loss of $13,808,848 in the comparable quarter of 2011. Due to their nature, these transactions relate to events that do not necessarily generate comparable effects on the Company’s operating results. Significant areas of change include:

  Interest expenses of $1,944 on the leased mining equipment versus an interest income of $1,302,750, of which $171,614, principally from the Trevali Loan, and $1,131,136 interest income was recognized as additional interest income on 6,400,000 Trevali bonus warrants in connection with the Trevali loan;

  Realized loss from the sale of available-for-sale investments was $2,138,529 resulting from a gain of $88,659 from sale of Corvus (546,711 shares), gain of $262,438 from sale of Trevali (832,953 shares), and offset by a realized loss of $2,489,626 from an adjustment of incorrect tracking of historical costs of Trevali and Corvus shares in prior years, compared to a realized gain of $9,261,785 resulting from the sale of 944,590 shares of ITH, 225,000 shares of Corvus and a realized gain of $5,412,208 from an adjustment of incorrect tracking of historical costs of Kria shares and their conversion to Trevali shares in the comparative period;

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2012	Page 49

  The unrealized gain on derivative investments (warrants) was $156,710 (2011 - unrealized loss of $3,551,045). For the current period the gain was caused by an increase in the value of Trevali warrants whereas the loss in the prior period was caused by a decrease in the value of Trevali warrants and Abzu warrants;

  The Company wrote off $3,554,667 in exploration and evaluation assets versus $12,206,614 in the comparative period;

  Due to substantial declined in values of available-for-sale investments in Wealth, Abzu, Indico and Dorato, the Company recorded impairment losses of $3,335,434 during the current period versus $11,335,318 from impairment losses of Trevali, Indico, Abzu, Balmoral, Wealth and Dorato in the comparative period, and

  The Company recognized an impairment loss of $1,112,726 from dues from related parties Wealth and Dorato. The Company assessed that they are unlikely collectable in the foreseeable future. (2011 - $Nil).

  Bad debts of $113,245 (2011 - $Nil) was mainly a write off of uncollectible VAT at Mexico sub.

SELECTED ANNUAL INFORMATION

The Company’s consolidated financial statements for the year ended October 31, 2012 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) applicable to the preparation of financial statements, including International Accounting Standard (“IAS”) 34 “Interim Financial Reporting” and IFRS 1 “First-time Adoption of International Financial Reporting Standards”. The following selected financial information for the years ended October 31, 2012 is taken from the Company’s audited consolidated financial statements for the year ended October 31, 2012. The information for the years ended October 31, 2011 and 2010 are taken from the audited consolidated financial statements for the years ended October 31, 2011 and 2010. This information should be read in conjunction with those statements. Readers of the MD&A should refer to “Change in Accounting Policies including Initial Adoption” and “International Financial Reporting Standards” included in this MD&A for a discussion of IFRS and its effect on the Company’s financial presentation. Selected annual financial information appears below.

	October 31, 2012	October 31, 2011	October 31, 2010
	(IFRS)	(IFRS)	(Canadian GAAP)
Total Revenue	$149,434	$1,659,273	$36
Income (Loss) for the year	$(11,594,099)	$(25,148,877)	$44,950,970
Net income (loss) per share	$(0.13)	$(0.36)	$0.77
Total assets	$106,301,442	$108,478,339	$136,205,154

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2012	Page 50

SUMMARY OF QUARTERLY RESULTS

The table below sets out the quarterly results for the current fiscal year ending October 31, 2012 and the past fiscal year ended October 31, 2011:

Fiscal 2012

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

Total revenue	$124,197	$16,683	$10,498	$(1,944)
Gain (loss) on sale of investments	10,388,310	(13,592)	1,250,207	(2,138,529)
Impairment loss	(26,344)	(94,304)	(231,019)	(3,335,434)
Gain on loan settlement	1,368,953	-	-	-
Write-off of exploration and evaluation assets	-	-	-	(3,554,667)
Net income (loss)	7,331,849	(3,110,113)	(3,928,536)	(11,887,299)
Net income (loss) per share	0.08	(0.03)	(0.04)	(0.14)
Comprehensive income (loss)	$(8,574,936)	$196,408	$(5,406,555)	$5,829,841

Fiscal 2011

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

Total revenue	$42,158	$149,111	$165,254	$1,302,750
Gain on sale of investments	2,196,898	312,096	2,474,833	9,261,785
Impairment loss	-	-	-	11,335,318
Write-off of exploration and evaluation assets	-	-	-	12,206,614
Gain on the reclassification of investments from equity investment to resource related investments	3,019,523	-	-	-
Net income (loss)	7,369,016	(2,859,179)	(4,002,726)	(25,655,988)
Net income (loss) per share	0.13	(0.05)	(0.05)	(0.39)
Comprehensive income (loss)	$21,444,911	$(10,318,134)	$(18,025,176)	$(16,453,429)

Notes:	1)	There were no discontinued operations or extraordinary items in the periods under review.
	2)	The basic and diluted losses per share were the same in each of the periods.

The variation seen over such quarters is primarily dependent upon the success of the Company’s ongoing property evaluation program and the timing and results of the Company’s exploration activities on its then current properties, none of which are possible to predict with any accuracy. There are no general trends regarding the Company’s quarterly results, and the Company’s business of mineral exploration is not seasonal. Quarterly results can vary significantly depending on whether the Company has abandoned any properties or granted any stock options or paid any employee bonuses and these are the factors that account for material variations in the Company’s quarterly net losses, none of which are predictable. In addition, results in fiscal 2010 were significantly influenced by the one-time sale of the Pampa de Pongo property. While the Company may seek, in the future, to sell some or all of the interests in other of its exploration and evaluation assets, the timing and potential effect of any such sale is impossible to predict.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2012	Page 51

The write-off of exploration and evaluation assets can have a material effect on quarterly results as and when they occur. Another factor which can cause a material variation in net loss on a quarterly basis is the grant of stock options due to the resulting share-based payment charges which can be significant when they arise. The payment of employee bonuses, being once-yearly charges, can also materially affect operating losses for the quarters in which they occur. General operating costs other than the specific items noted above tend to be quite similar from period to period. With the exception of the interest generated from the loan to Trevali (a one-off event), the variation in income is related solely to the interest earned on funds held by the Company, which is dependent upon the success of the Company in raising the required financing for its activities which will vary with overall market conditions, and is therefore difficult to predict.

LIQUIDITY AND CAPITAL RESOURCES

The Company has no revenue generating operations from which it can internally generate funds. To date, the Company's ongoing operations have been predominantly financed by the sale of its equity securities by way of private placements and the subsequent exercise of share purchase warrants and broker options issued in connection with such private placements. However, the exercise of warrants/options is dependent primarily on the market price and overall market liquidity of the Company's securities at or near the expiry date of such warrants/options (over which the Company has no control) and therefore there can be no guarantee that any existing warrants/options will be exercised. Over the past fiscal year, the Company has also successfully generated operating funds through the sale of certain of its resource related investments, some of which have significantly increased in value since their acquisition. However, such returns are subject to fluctuations in the market for the shares of the companies in which the Company has invested, and therefore there can be no assurance that the Company will continue to be able to generate significant additional funds through the liquidation of its investments. In addition, the Company can raise funds through the sale of interests in its exploration and evaluation assets (as, for example, with the sale of the Pampa de Pongo project, which raised $88,372,433 net of costs in the 2010 fiscal year).

The Company expects that it will operate at a loss for the foreseeable future, notwithstanding the income recognized from the sale of resource based investments. The Company currently has no funding commitments or arrangements for additional financing at this time (other than the proposed loan from Sprott Resource Lending Partnership ("Sprott")- noted below- or the potential exercise of outstanding options or warrants or the sale of some or all of its investments) and there is no assurance that the Company will be able to obtain additional financing on acceptable terms, if at all. There is significant uncertainty that the Company will be able to secure any additional financing required for the development of any of its exploration and evaluation assets, or to develop any advanced properties that it may acquire. The quantity of funds to be raised and the terms of any proposed equity financing that may be undertaken will be negotiated by management as opportunities to raise funds arise. Specific plans related to the use of proceeds will be devised once financing has been completed and management knows what funds will be available for these purposes. The ability of the Company to carry out its planned activities, including the balance of the 2013 work program at Carbon Creek, the preparation of a feasibility study for Carbon Creek and ongoing activities at Sheini, as well as the ability to meet upcoming option payments in respect of Carbon Creek and Sheini, is dependent upon the Company securing additional sources of equity or debt financing. Although the Company has negotiate a loan facility with Sprott Resource Lending Partnership (see below) and is currently in discussions with a number of entities regarding potential additional debt and/or equity financings, no agreements have yet been reached and there can be no assurance that any arrangements for debt and/or equity financing transactions will be successfully concluded. Failure to conclude and complete any such arrangements within a reasonable timeframe could result in the Company having to severely curtail its operations and lead to the loss of its interests in its current mineral properties.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2012	Page 52

On October 22, 2012 the Company executed a term sheet for up to $11,000,000 non-revolving reducing term loan credit facility agreement with Sprott Resource Lending Partnership ("Sprott"). It is expected the facility will be for the actual principal amount of up to $7,700,000 (due to the reduction in the gross proceeds to be raised under certain private placements by the Company, see below) at an interest rate of 12 per cent per annum, compounded and payable monthly, and due and payable in full on or before the first anniversary of the closing of the loan financing. Provided that the loan is in good standing and that Sprott is satisfied with the value of the security, the repayment of the loan may be extended for an additional year for a cash fee of 3% of the outstanding amount if the loan balance is $4,772,727 or more or 2% if less. In consideration of the facility, the Company will, on closing, pay to Sprott a bonus payment equal to 3% of the actual loan amount, such payment to be satisfied by the issuance of common shares at a deemed price of $0.45. A structuring fee in the amount of $110,000 has also been paid to Sprott. As security for the loan, Sprott will be granted a first charge over the Company's shares of Cardero Coal. In addition, the loan will be guaranteed by Cardero Coal, which will pledge all of its interest in Carbon Creek and related assets to secure such guarantee. The Company needs to raise a minimum of $7,000,000 under certain private placements noted below in order to trigger the Sprott loan credit facility. Proceeds of the Sprott loan are required to be applied to (a) exercise the option to acquire the 4 coal licenses held by Alan Johnson ($4,000,000) and (b) as to the balance, to continue the development and advancement of Carbon Creek. Closing of the facility is subject to the satisfactory completion of due diligence by Sprott, the settlement and execution of formal documentation by all parties, including certain third parties (currently underway), the acceptance for filing by the TSX and approval of the NYSE MKT with respect to the issuance of the bonus shares, and the completion of the private placements noted below.

On December 19, 2012, the Company closed the first tranche of a proposed offering of up to 22,500,000 common shares originally priced at $0.55 per share and intended to raise gross proceeds of up to $12,375,000 (the "Offering"). Due to market conditions, the Offering was subsequently re-priced to $0.45 per share, and the first tranche closing resulted in the Company issuing 7,966,794 shares to raise gross proceeds of $3,585,057.30. In connection with this first tranche closing, the Company paid cash finder's fees of $51,067.50 and issued 114,000 finder's warrants, with each finder's warrant exercisable to purchase one share at a price of $0.50 until December 19, 2013. As a result of the Company having arranged the flow-through private placement detailed below, the balance of the Offering was been reduced from 14,533,206 shares to 5,825,000 shares, and the Company anticipates closing the balance in a second tranche closing on or before February 8, 2013.

On December 28, 2012, the Company closed a non-brokered private placement of flow-through common shares (the "FT Offering"). The Company issued 6,000,800 flow-through common shares at a price of $0.50 per share to raise gross proceeds of $3,000,400. The Company paid aggregate finder's fees of $175,824.00 in cash plus 351,648 finder's warrants. Each finder's warrant is exercisable to purchase one non-flow-through common share at $0.55 per share until December 28, 2013.

As a consequence of the closing of the first tranche of the Offering and of the FT Offering, the Company has raised gross proceeds of $6,585,457. It anticipates that a minimum of $1,100,000 (gross) will be raised in the second tranche of the Offering. Accordingly, the Company estimates that the Sprott loan, if completed, will be for approximately $7,700,000. The Company is unable to predict the potential closing date for the Sprott loan, and there can be no certainty that the Sprott loan will, in fact, be closed.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2012	Page 53

As October 31, 2012, the Company reported cash and cash equivalents of $2,142,499 compared to $5,985,634 at October 31, 2011. The change in cash and cash equivalents over the period is comprised of funds used by investing activities of $8,369,659 and $3,563,565 from operations, and $8,085,482 provided by financing activities due to proceeds from shares issued. As at October 31, 2012, the Company had working capital of $82,287 compared to working capital of $13,556,780 at October 31, 2011.

The Company has no exposure to any asset-backed commercial paper. Other than cash held by its subsidiaries for their immediate operating needs in the United States, Mexico, Argentina and Ghana, all of the Company’s cash reserves are on deposit with major financial institutions or invested in Government of Canada Treasury Bills or Banker’s Acceptances issued by major Canadian chartered banks. The Company does not believe that the credit, liquidity or market risks with respect thereto have increased as a result of the current market conditions. However, in order to achieve greater security for the preservation of its capital, the Company has, of necessity, been required to accept lower rates of interest which has also lowered its potential interest income.

The following table discloses the Company’s contractual obligations for mineral property lease and option payments and committed operating lease obligations. The Company does not have any long-term debt or loan obligations. Under the terms of certain option agreements and mineral property leases, the Company is required to make certain scheduled acquisition payments, incur certain levels of expenditures, and make lease and/or advance royalty payments as summarized in the table below in order to maintain and preserve the Company’s interests in the related mineral properties. If the Company is unable or unwilling to make any such payments or incur such expenditures, the Company would lose or forfeit its rights to acquire or hold the related mineral properties. However, such payments are optional, and the Company can choose not to make such payments.

Contractual Obligations	Payments Due by Period(3)
	Total	Prior to October 31, 2013 (9 months)	November 1, 2013 to October 31, 2016 (36 months)	November 1, 2016 to October 31, 2019 (36 months)	November 1, 2019 to October 31, 2022 (36 months
Mineral Property Leases/Options(1)(2)	$9,944,170	$4,097,010	$5,400,010	$192,000	$255,150
Operating Lease Obligations	$4,308.942	$411,127	$1,666,293	$1,496,972	$734,550
Total Contractual Obligations	$14,253,112	$4,508,137	$7,066,303	$1,688,972	$989,700

Notes:

1.	Does not include required work expenditures, as it is assumed that the required expenditure level is significantly below the work which will actually be carried out by the Company.
2.	Does not include potential royalties that may be payable (including annual minimum royalty payments based on future prices and actual royalties paid).
3.	Assumes CAD and USD at par.

OFF BALANCE-SHEET ARRANGMENTS

The Company has no off-balance sheet arrangements.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2012	Page 54

RELATED PARTY TRANSACTIONS

During the three months period ended October 31, 2012, the Company entered into the following transactions with related parties and paid or accrued the following amounts, excluding share-based payment charges in connection therewith:

		Purpose of
Name	Relationship	transaction	Amount
Michael Hunter	CEO of the Company	Wages and Salaries	$67,500
Hendrik van Alphen	Director of the Company	Wages and Salaries	$45,000
Lawrence W Talbot	VP of the Company	Wages and Salaries	$25,000
Angus Christie	COO of the Company	Wages and Salaries	$65,000
Blaine Bailey	CFO of the Company	Wages and Salaries	$50,000
Glenn Hoffman	CEO of Cardero Iron Ore	Wages and Salaries	$197,820
Marla Ritchie	Corporate secretary of the Company	Wages and Salaries	$30,000
Stephan Fitch	Director of the Company	Director's fees	$12,000
Leonard Harris	Director of the Company	Director's fees	$12,000
Murray Hitzman	Director of the Company	Director's fees	$12,000
Paul Matysek	Director of the Company	Director's fees	$8,000
Ryan Dunfield	Director of the Company	Director's fees	$8,000
Lawrence W. Talbot Law Corporation	Company controlled by a Director of the Company	Professional fees	$20,625
Minera Koripampa del Peru S.A.	Company controlled by the Manager, South America of the Company	Consulting fees	$22,385
Acuitas Consulting Ltd.	Company controlled by Executive Vice President of the Company	Consulting fees	$60,000

PROPOSED TRANSACTIONS

Except as noted elsewhere in this MD&A, although the Company is currently investigating/negotiating with a number of potential financing sources for equity or debt financings, and is entertaining proposals for the sale or option/joint venture of one or more of its properties, as at the date of this MD&A there are no proposed transactions where the Board of Directors, or senior management who believe that confirmation of the decision by the Board is probable, have decided to proceed with and which are not disclosed herein.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with IFRS principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting period that could result in a material adjustment to the carrying amounts of assets and liabilities in the event that actual results differ from assumptions made, relate to, but are not limited to, the carrying value and the recoverability of the exploration and evaluation assets, the recognition of deferred income tax assets and the impairment of long term assets included in the Consolidated Statements of Financial Position, the assumptions used to determine the fair value of share-based payments in the Consolidated Statements of Comprehensive Loss, and the estimated amounts of reclamation and environmental obligations.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2012	Page 55

CHANGES IN ACCOUNTING POLICIES, INCLUDING INITIAL ADOPTION

Please refer to note 15 of the October 31, 2012 audited consolidated financial statements for a comprehensive review of the accounting policies adopted upon transition to IFRS.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company's cash and cash equivalents and resource related investments in common shares of public companies are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices.

The Company's equity investments, resource related investments in warrants and accounts payable, are classified at Level 2 of the fair value hierarchy because they are derived directly from the prices of services provided by these parties; however, this is not readily measurable in an active market. The Company does not believe that it is exposed to any material risk with respect thereto.

The Company's cash and cash equivalents at October 31, 2012 was $2,142,499 of which $249,210 was held in US, Mexican, Argentinean, Ghanaian and Peruvian currencies.

The Company's receivables and payables at October 31, 2012 were normal course business items that are settled on a regular basis. The Company's investments in Corvus, Trevali, Abzu, Wealth, Indico Balmoral, Artha, and Dorato are carried at quoted market value or an estimate thereof, and are classified as "available-for-sale" for accounting purposes. The Company's investment in Ethos Capital Corp. is classified as "fair value through profit or loss" for accounting purposes. All resource related investments in warrants are classified as fair value through profit or loss and are considered derivative financial instruments where changes to the fair value are included in net income. The Company intends to dispose of its resource-related investments as necessary to fund ongoing operations.

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are controls and other procedures that are designed to provide reasonable assurance that all relevant information required to be disclosed in the Company's reports filed or submitted as part of the Company's continuous disclosure requirements is gathered and reported to senior management, including the Company's Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure and such information can be recorded, processed, summarized and reported within the time periods specified by applicable regulatory authorities.

A significant weakness is a deficiency, or a combination of deficiencies, in disclosure controls and procedures, such that there is a reasonable possibility that the issuer will not disclose material information required to be disclosed under securities legislation, within the time periods specified in securities legislation.

Management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures as at October 31, 2012 as required by Canadian and US securities laws. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of October 31, 2012, there existed a significant weakness in the design of disclosure controls and procedures caused by a failure of the Company to perform an evaluation of the application of IFRS to investment transactions. This weakness resulted in a material adjustment to the reported amount of accumulated other comprehensive income as of October 31, 2012. Because of the significant weakness, management has concluded that the Company’s disclosure controls and procedures were not effective as at October 31, 2012.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2012	Page 56

The Company’s management proposes to address this significant weakness in its disclosure controls and procedures by implementing a procedure to have the Company’s Chief Financial Officer, at the end of each interim and annual reporting period, review the accumulated investment balances for reasonableness and perform a reconciliation involving historical cost, current value and applicable accumulated other comprehensive income to detect potential errors.

EVALUATION OF INTERNAL CONTROL OVER FINANCIAL REPORTING

Internal control over financial reporting means a process designed by, or under the supervision of, the Company’s certifying officers, and effected by the Company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Company’s GAAP and includes those policies and procedures that:

(a)	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(b)

are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with the Company’s GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

(c)

are designed to provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the annual financial statements or interim financial statements.

For an evaluation of the Company’s internal control over financial reporting, please refer to “Management’s Report on Internal Control over Financial Reporting” and “Report of Independent Registered Public Accounting Firm to the Shareholders of Cardero Resource Corp. (an Exploration Stage Company)” in the Company’s audited consolidated financial statements and “Transition to International Financial Reporting Standards – First Time Adoption of IFRS – Prior Period Revisions” below. The Company intends to remediate the material weakness in the design of its internal control over financial reporting as detailed above under “Evaluation of Disclosure Controls and Procedures”.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

The Chief Executive Officer and Chief Financial Officer have concluded that there has been no change in the Company’s internal control over financial reporting during the year beginning on August 1, 2012 and ended on October 31, 2012, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2012	Page 57

TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

The financial statements at October 31, 2012 are the Company’s the first annual consolidated financial statements prepared in accordance with IFRS. An explanation of how the transition from previous Canadian GAAP to IFRS has affected the Company’s financial position and comprehensive income is set out in this note.

The accounting policies set out in note 2 to the financial statements at October 31, 2012 have been applied in preparing the consolidated financial statements as at and for the year ended October 31, 2012, the comparative information presented in these financial statements as at and for the year ended October 31, 2011 and date of transition November 1, 2010.

First time adoption of IFRS

The Company has adopted IFRS on November 1, 2011 with a transition date of November 1, 2010. Under IFRS 1 First time adoption of International Financial Reporting Standards (“IFRS 1”), the IFRS standards are applied retrospectively at the transition date with all adjustments to assets and liabilities as stated under GAAP taken to deficit, with IFRS 1 providing for certain optional and mandatory exemptions to this principle.

Below are the adjustments necessary for the IFRS transition, including exemptions taken at the transition date:

(a)	Share-based payment transactions

IFRS 1 allows that full retrospective application may be avoided for certain share-based instruments depending on the grant date, vesting terms and settlement of any real liabilities. A first-time adopter can elect to not apply IFRS 2 to share-based payments granted after November 7, 2002 that vested before the later of (i) the date of transition to IFRS and (ii) January 1, 2005. The Company has elected this exemption and will apply IFRS 2 to only unvested stock options as at the transition date of November 1, 2010.

(b)	Estimates

The estimates previously made by the Company under pre-changeover Canadian GAAP were not revised for the application of IFRS except where necessary to reflect any difference in accounting policy or where there was objective evidence that those estimates were in error. As a result the Company has not used hindsight to revise estimates.

(c)	Business combination

IFRS 1 allows that a first-time adopter may elect not to apply IFRS 3 Business Combinations (IFRS 3) retrospectively to business combinations prior to the date of transition, avoiding the requirement to restate prior business combinations. The Company has elected to only apply IFRS 3 to business combinations that occur on or after November 1, 2010.

(d)	Fair value as deemed cost

The Company may elect among two options when measuring the value of its assets under IFRS. It may elect, on an asset by asset basis, to use either historical cost as measured under retrospective application of IFRS or fair value of an asset at the opening balance sheet date. The Company has elected to use historical cost for its assets.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2012	Page 58

(e)	Income taxes

Under IFRS there is an initial recognition exemption for temporary differences arising from assets or liabilities subject to a transaction that is not a business combination and, at the time of the transaction, do not affect profit and loss for accounting or tax purposes. No such exemption is available under Canadian GAAP. During the year ended October 31, 2011, a tax liability associated with an asset acquisition that did not constitute a business combination (see note 3) was reversed with an associated reduction of exploration and evaluation assets.

Impact on consolidated financial statements:

	October 31	November 1
	2011	2010

Reduction of exploration and evaluation assets	$(11,713,033)	$-
Reduction of deferred income tax liability	$11,713,033	$-

(f)	Investments in associates

As at November 1, 2010, the Company held approximately 31.36% of the outstanding common shares of Abzu. On December 21, 2010, Totem Minerals Inc. acquired Abzu and changed its name to “Abzu Gold Inc.” Following the above acquisition, the Company held 16.32% of Abzu Gold and changed this investment classification to “available-for-sale” from the equity method.

Under Canadian GAAP, the reclassification from equity investments to resource related investments was recorded at the carrying value of the equity investment at December 21, 2010. Under IFRS, the retained investment was measured at the fair value on the date of reclassification, with the difference between fair value and carrying value recorded in profit or loss. This change in accounting policy resulted in a $3,019,523 increase in gain on reclassification and a corresponding reduction in other comprehensive income for the year ended October 31, 2011.

(g)	Cumulative translation differences

IFRS 1 allows that a first-time adopter may elect to deem all cumulative translation differences to be zero at the date of transition. The Company has elected this exemption and as such all cumulative translations amounts to November 1, 2010 are included in deficit.

Functional and presentation currency

The functional currency of Cardero Ghana and Cardero Iron US is US dollars, and for all other entities within the Group, the functional currency is Canadian dollar, as at the transition date of November 1, 2010. The consolidated financial statements are presented in Canadian Dollar (“$”) which is the Group’s presentation currency.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2012	Page 59

IAS 21 – “The effects of Changes in Foreign Exchange Rates” differs from the Canadian GAAP equivalent, applied by the Group until October 31, 2011. IAS 21 requires an entity to measure its assets, liabilities, revenue and expenses in its functional currency. It has been determined that as at the transition date of November 1, 2010, the functional currency of Cardero Ghana and Cardero Iron US is US dollars (“USD”) and for all other entities within the Group, the functional currency is Canadian dollars. Prior to the adoption of IFRS, the functional currency of the Group was the Canadian Dollars (“$”).

Under IAS 21, the assets and liabilities of the Group are translated from Cardero Ghana and Cardero Iron US’ functional currency USD, to the presentation currency at the reporting date. The income and expenses are translated to the Group’s presentation currency, which is $ at the dates of the transactions. Foreign currency differences are recognized directly in other comprehensive income within the foreign currency translation reserve.

Impact on Consolidated Financial Statements

	October 31, 2011	November 1, 2010

Exploration and evaluation assets	(96,130)	(60,645)
Accumulated other comprehensive income	96,130	60,645

Prior Period Revisions

(h)	Investments

During the year ended October 31, 2012, an adjustment to correct an error in the accounting for resource related investments which occurred in the years ended October 31, 2010 and 2011 was recorded. The adjustment relates to the initial recognition and subsequent re-measurement of resource related investments at fair value and deferred taxes on unrealized gains and losses. As at and for the year ended October 31, 2010, this correction results in a $2,080,100 increase in the carrying value of resource related investments, a $913,114 increase in accumulated other comprehensive income, and a $1,116,986 increase deficit. As at and for the year ended October 31, 2011, this correction results in a $908,643 decrease in other comprehensive income, a $667,139 increase in net income, a $1,821,758 increase in accumulated other comprehensive income, and a $1,821,758 increase deficit.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2012	Page 60

Impact on Consolidated Financial Statements

	October 31, 2011	November 1, 2010
Balance Sheet
Investments	-	2,080,100
Accumulated other comprehensive income	(1,821,758)	(913,114)
Deficit	1,821,758	(1,166,986)
Comprehensive Loss
Impairment losses on available-for-sale investments	4,841,458	-
Unrealized (gain) loss on derivative investments	316,183	-
Interest income	(238,623)	-
Realized (gain) loss on the sale of available- for-sale investments	(5,412,208)	-
Deferred tax expense (recovery)	(173,949)	-
Net Income	(667,139)	-
Other Comprehensive Loss	908,643	-
Comprehensive Loss	241,504	-

(i)	Share-based payments

During the year ended October 31, 2012, an adjustment to correct share-based payments incorrectly recognized as a cost of the Coalhunter acquisition which occurred in the year ended October 31, 2011 was recorded. As at and for the year ended October 31, 2011, this correction results in a $988,347 reduction in the carrying value of exploration and evaluation assets, a $542,218 reduction in contributed surplus, and a $446,129 increase in share-based payments expense and deficit.

Impact on Consolidated Financial Statements

October 31, 2011
Exploration and Evaluation Assets	(988,347)
Comprehensive Loss and Deficit	446,129
Contributed Surplus	542,218

Reconciliation to previously reported financial statements

A reconciliation of the above noted changes is included in the following Consolidated Statements of Financial Position and Statements of Comprehensive Income (Loss) for the dates and periods noted below. The effects of transition from Canadian GAAP to IFRS on the cash flow are not material; therefore a reconciliation of the Consolidated Statements of Cash Flows has not been presented.

•	Transitional Consolidated Statement of Financial Position Reconciliation – November 1, 2010.
•	Consolidated Statement of Comprehensive Loss Reconciliation – year ended October 31, 2011.
•	Consolidated Statement of Financial Position Reconciliation – October 31, 2011

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2012	Page 61

Reconciliation of pre-changeover CGAAP Shareholders’ Equity to IFRS is included in Consolidated Statement of Financial Position Reconciliation – October 31, 2011.

As there have been no adjustments to the net cash flows, no reconciliation of the Statement of Cash Flows has been prepared.

Transition Consolidated Statement of Financial Position Reconciliation – November 1, 2010

		Prior	Effect of
	Canadian	period	Transition to
	GAAP	Revision	IFRS	Ref	IFRS

ASSETS
Current
Cash and cash equivalents	$52,264,003	-	$-		$52,264,003
Accounts receivable	267,431	-	-		267,431
Due from related parties	1,361,550	-	-		1,361,550
Prepaid expenses	335,493	-	-		335,493

Total Current Assets	54,228,477	-	-		54,228,477

Property, Plant and Equipment	197,737	-	-		197,737
Resource Related Investments	60,685,650	2,080,100	-	(h)	62,765,750
Equity Investments	5,236,540	-	-		5,236,540
Exploration and Evaluation Assets	15,856,750	-	(60,645)	(g)	15,796,105

Total Assets	$136,205,154	2,080,100	$(60,645)		$138,224,609

LIABILITIES
Current
Accounts payable and accrued liabilities	$832,087	-	$-		$832,087
Income taxes payable	26,847,314	-	-		26,847,314

Total Liabilities	27,679,401	-	-		27,679,401

SHAREHOLDERS’ EQUITY
Share capital	69,890,947	-	-		69,890,947
Contributed surplus	14,726,585	-	-		14,726,585
Accumulated other comprehensive income	30,227,593	913,114	-	(g, i)	31,140,707
Deficit	(6,319,372)	1,166,986	(60,645)	(h, i)	(5,213,031)

Total Shareholders’ Equity	108,525,753	2,080,100	(60,645)		110,545,208

Total Liabilities and Shareholders’ Equity	$136,205,154	2,080,100	$(60,645)		$138,224,609

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2012	Page 62

Consolidated Statement of Comprehensive Loss Reconciliation – Year ended October 31, 2011

		Prior	Effect of
	Canadian	Period	Transition to
	GAAP	Revision	IFRS	Ref	IFRS

Administrative Expenses
Consulting fees	$1,324,798	$-	$-		$1,324,798
Corporate development	606,239	-	-		606,239
Depreciation	244,935	-	-		244,935
Insurance	108,928	-	-		108,928
Investor relations	650,779	-	-		650,779
Office costs	736,844	-	-		736,844
Professional fees	977,197	-	-		977,197
Property evaluations	3,610,508	-	-		3,610,508
Regulatory and transfer agent fees	221,064	-	-		221,064
Salaries and benefits	3,840,081	446,129	-	(a)	4,286,210
Travel	225,639	-	-		225,639
Loss Before Other Items and Income Taxes	(12,547,012)	(446,129)	-		(12,993,141)

Other Items
Foreign exchange loss	984,660	-	-		984,660
Interest income, net of bank charges	1,420,650	238,623	-	(j)	1,659,273
Realized gain on sale of available-for- sale investments	8,833,404	5,412,208	-	(k)	14,245,612
Unrealized gain on derivative investments	(2,936,073)	(316,183)	-	(h,j)	(3,252,256)
Unrealized gain on fair value through profit or loss investment	(59,500)	-	-		(59,500)
Write-off of resource properties	(12,206,614)	-			(12,206,614)
Impairment losses on available-for-sale investments	(2,837,978)	(4,841,458)	(3,655,882)	(h,l)	(11,335,318)
Gain on the reclassification of investments from equity investment to resource related investments	-	-	3,019,523	(f)	3,019,523
Loss on equity investments	(793,194)	-	-		(793,194)
	(7,594,645)	493,190	(636,359)		(7,737,814)

Income (Loss) Before Income Taxes	(20,141,657)	47,061	(636,359)		(20,730,955)

Income Taxes
Current expense	(859,159)	-	-		(859,159)
Deferred expense	(3,732,712)	173,949	-	(l)	(3,558,763)
	(4,591,871)	173,949	-		(4,417,922)

Net Income (Loss) for the Period	(24,733,528)	221,010	(636,359)		(25,148,877)
Other Comprehensive Loss for the Period	(21,152,029)	908,643	(3,108,442)	(f, g, j, k)	(23,351,828)

Comprehensive Loss for the Period	$(45,885,557)	$1,129,653	(3,744,801)		$(48,500,705)

Basic and Diluted Income (Loss) Per Common Share	$(0.36)				$(0.36)

Weighted Average Number of Common Shares outstanding	68,988,456				68,988,456

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2012	Page 63

Consolidated Statement of Financial Position Reconciliation – October 31, 2011

		Prior	Effect of
	Canadian	period	Transition to
1.	GAAP	Revision	IFRS	Ref	IFRS

ASSETS
Current
Cash and cash equivalents	$5,985,634	$-	$-		$5,985,634
Accounts receivable	1,434,077	-	-		1,434,077
Due from related parties	1,239,043	-	-		1,239,043
Loan receivable	8,580,096	-	-		8,580,096
Prepaid expenses	356,191	-	-		356,191

Total Current Assets	17,595,041	-	-		17,595,041

Property, Plant and Equipment	910,996	-	7,210	(g)	918,206
Resource Related Investments	32,551,104	-	-		32,551,104
Exploration and Evaluation Advances	810,100	-	-		810,100
Exploration and Evaluation Assets	69,347,042	(988,347)	(11,869,807)	(a, e & g)	56,488,887
Reclamation Deposit	115,000	-	-		115,000

Total Assets	$121,329,283	(988,347)	$(11,862,597)		$108,478,339

LIABILITIES
Current
Accounts payable and accrued liabilities	$4,038,261	$-	$-		$4,038,261

Deferred income tax liability	11,713,033	-	(11,713,033)	(e)	-

Total liabilities	15,751,294	-	(11,713,033)		4,038,261

SHAREHOLDERS’ EQUITY
Share capital	107,237,122	-	-		107,237,122

Contributed surplus	20,318,203	(542,218)	-	(a)	19,775,985
Accumulated other comprehensive income	9,075,564	1,821,758	(3,108,443)	(f-h, j-l)	7,788,879
				(a, f,
Deficit	(31,052,900)	(2,267,887)	2,958,879	h, j-l)	(30,361,908)

Total Shareholders’ Equity	105,577,989	(988,347)	(149,564)		104,440,078

Total Liabilities and Shareholders’ Equity	$121,329,283	$(988,347)	$(11,862,597)		$108,478,339

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2012	Page 64

DISCLOSURE OF OUTSTANDING SHARE DATA

1.	Authorized and Issued capital stock: As at October 31, 2012:

Authorized	Issued	Book Value
An unlimited number of common shares without par value	93,416,454	$117,070,689

As at January 28, 2013:

Authorized	Issued	Book Value
An unlimited number of common shares without par value	107,624,048	$123,310,375

2.	Options Outstanding: As at October 31 2012:

Number	Exercise Price	Expiry Date
1,000,000	$ 1.83	January 28, 2013
280,000(1)	$ 0.06	June 1, 2013
100,000(1)	$ 0.16	June 1, 2013
320,000(1)	$ 0.31	June 1, 2013
980,000(1)	$ 0.38	June 1, 2013
349,143(1)	$ 0.44	June 1, 2013
1,400,000	$ 1.10	November 9, 2013
1,500,000	$ 1.51	January 26, 2014
537,000	$ 1.16	March 23, 2014
3,100,000	$ 0.78	September 27, 2014

9,566,143

(1)	Former Cardero Coal incentive stock options.

As at January 28, 2013:

Number	Exercise Price	Expiry Date
280,000(1)	$ 0.06	June 1, 2013
100,000(1)	$ 0.16	June 1, 2013
320,000(1)	$ 0.31	June 1, 2013
980,000(1)	$ 0.38	June 1, 2013
349,143(1)	$ 0.44	June 1, 2013
1,400,000	$ 1.10	November 9, 2013
1,500,000	$ 1.51	January 26, 2014
537,000	$ 1.16	March 23, 2014
3,100,000	$ 0.78	September 27, 2014
200,000	$ 0.45	January 4, 2015

8,766,143

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Year ended October 31, 2012	Page 65

3.	Warrants Outstanding: As at October 31, 2013:

Number	Exercise Price	Expiry Date
4,014,875	$ 1.25	November 29, 2012
240,000(2)	$ 0.13	January 12, 2013
240,000(2)	$ 0.13	May 29, 2013
1,600,000(2)	$ 0.50	June 1, 2013

6,094,875

(2)	Former Cardero Coal warrants.

As at January 28, 2013:

Number	Exercise Price	Expiry Date
240,000(2)	$ 0.13	May 29, 2013
1,600,000(2)	$ 0.50	June 1, 2013
114,000	$ 0.50	December 19, 2013
351,648	$ 0.55	December 28, 2013

2,305,648

NYSE AMEX CORPORATE GOVERNANCE

The Company’s common shares are listed on the NYSE MKT LLC (“NYSE MKT”). Section 110 of the NYSE MKT Company Guide permits NYSE MKT to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE MKT listing criteria, and to grant exemptions from NYSE MKT listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NYSE MKT standards is posted on the Company’s website at www.cardero.com and a copy of such description is available by written request made to the Company.

ADDITIONAL SOURCES OF INFORMATION

Additional disclosures pertaining to the Company, including its most recent Annual Information Form, financial statements, management information circular, material change reports, press releases and other information, are available on the SEDAR website at www.sedar.com or on the Company’s website at www.cardero.com. Readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties.